New England Business Service, Inc.

2003 Annual Report and Form 10K

We've Made Small Business Big Business

leading business-to-business enterprise, New England Business Service, Inc. serves more than 3.1 million customers in the United States, Canada, the United Kingdom, and France. The Company markets a variety of products and services – business forms, checks, envelopes, labels, greeting cards, merchandising aids, advertising specialties, promotional apparel, stationery, packaging, shipping and warehouse supplies, and payroll services – to small businesses through direct mail, telesales, a direct sales force, dealers, dedicated distributors, and the Internet.

The corporate portfolio includes the NEBS®, RapidForms®, McBee®, Chiswick®, Safeguard®, Russell & Miller™, Holiday Expressions®, Main Street® Collection, and Company Colors® brands. The licensed Munsingwear®, Jockey®, and Field & Stream® brands support the apparel business, along with the Company's Page & Tuttle® brand.

New England Business Service, Inc. has more than 4,300 employees.

Financial Highlights

(In thousands of dollars except per share amounts)

For the Fiscal Year Ended	June 28, 2003	June 29, 2002	June 30, 2001
Net Sales	$551,188	$557,539	$586,091
Income Before Income Taxes	38,943	40,994	30,726
Net Income	20,124	22,460	18,743
Diluted Earnings Per Share	1.51	1.71	1.43
Dividends Per Share	.80	.80	.80
Operating Statistics			
Return on Stockholders' Equity	14.7%	19.7%	14.9%
Income Before Income Taxes as a Percent of Sales	7.1%	7.4%	5.2%
Net Income as a Percent of Sales	3.7%	4.0%	3.2%
Working Capital	$ 59,442	$ 56,475	$ 69,411
Stockholders' Equity	151,171	136,720	118,862

**The fiscal year ended June 30, 2001 consisted of 53 weeks.*

To Our Stockholders:



Robert J. Murray



Richard T. Riley

This year's annual report demonstrates something that we at New England Business Service, Inc. – and you, our stockholders – have known for a long time, namely that *small business is big business*. This Company was founded more than half a century ago to service small businesses through direct marketing. Today, we serve more than three million small business customers on two continents through a fully integrated marketing and sales model.

Small business exerts a significant impact on our economy and, given focused attention, this market represents a huge opportunity. Small business is indeed big, and it is getting bigger. There are approximately 10 million small businesses in the U.S. that employ more than half of all private sector workers.

The Company's customer base, which stood at 1.2 million customers in the mid-nineties, has nearly tripled during the past decade, and we now support 25 brands offering more than 50,000 products to small businesses throughout the U.S., as well as in Canada, the U.K., and France. As our market has expanded, so also have our ways of reaching that market. Our distribution channels now include direct marketing, inbound and outbound telesales, a direct sales force, Internet sales, and, as discussed below, a broad network of dedicated distributors. Together, they give us unequalled distribution breadth. Each of these channels is linked to a highly efficient fulfillment system, thereby providing us with an important competitive edge.

We took advantage of an outstanding acquisition opportunity this past June with the purchase of Safeguard Business Systems, Inc., a closely held maker of checks and business forms headquartered in Dallas, Texas. Safeguard Business Systems brings an important new channel to New England Business Service, Inc. with its network of 360 dedicated distributors. As a result of their direct interaction, these distributors have developed close customer relationships that enable them to sell a wide variety of products.

Operationally, the Company turned in a solid performance in a challenging economic environment during fiscal 2003. Revenues for the year were $551.2 million, down $6.3 million from the fiscal 2002 total of $557.5 million. Adjusting for the impact of the Safeguard Business Systems acquisition, this represents a year-to-year decline of approximately three percent. Net income for the year was $20.1 million, or $1.51 per share, compared with $22.5 million, or $1.73 per share, last year.

Earnings during fiscal 2003 included the effects of impairment and restructuring charges that occurred during the fourth quarter, totaling $14.2 million, equivalent to $.93 per share. Also during fiscal 2003, the Company recognized an $11.4 million gain, equal to $.52 per share, from the sale of our equity interests in Advantage Payroll Services, Inc. for $47 million in cash and a related loss on the settlement of interest rate swaps of $3.3 million, or $.15 per share. We continue to have a relationship with Advantage under its new ownership by Paychex, Inc., and we view our payroll offering as an important – and growing – service that we make available to our customers. Results in fiscal 2002 included costs of $1.8 million, or $.08 per share, related to restructuring actions, plus a goodwill impairment charge of $2.8 million, or $.21 per share. Excluding the impact of all these items in both fiscal years, net income was $27.6 million for fiscal 2003 and $26.3 million for fiscal 2002, equivalent to $2.07 and $2.03 per share, respectively.

Business Segments

Direct Marketing, which generates a significant portion of our consolidated profits, experienced a decline in sales during the year because of the continued falloff of some of our more mature products and the economy's impact on the level of business activity. Against this backdrop, check sales continued to display modest growth, while sales of four-color printed products were up sharply, a very encouraging development for this emerging product. The operating profit decline of $2.1 million was a result of the lower sales, although operating margins for the year improved from 22.3 percent to 22.6 percent. For fiscal 2004, this segment plans to continue refining its mailing approach through the use of more sophisticated modeling techniques, grow its more profitable product lines, mail targeted pieces that focus on products with high lifetime value, and invest more heavily in first-time buyers and customer retention initiatives.

During fiscal 2003, we generated nearly a 15 percent increase in sales, and more than a 30 percent increase in profits, in the *Direct and Distributor Sales* segment, aided by the addition of Safeguard Business Systems in June. Operating margins rose from 8.7 percent in the prior year to 9.9 percent in fiscal 2003. McBee has continued to perform extremely well, with increased momentum in payroll sales and first-time buyers up 10 percent over the previous year, despite the difficult economy. Safeguard Business Systems is expected to dramatically drive sales and profits in this segment in the current year, complementing continued strong performance from McBee.

Packaging and Display grew over the prior year, despite key customer segments facing depressed markets. Sales for the year rose 1.7 percent from the prior year, with operating profits up more than 4 percent as a result. Cost actions implemented during the year and further sales growth are expected to drive higher profitability in this segment during fiscal 2004.

Sales expanded 1.1 percent over the prior year in the *International* segment. However, profits declined nearly 22 percent, primarily as the result of start-up costs associated with a major private label contract and increased manufacturing costs in Canada tied to a change in product mix. We are excited to have completed a small acquisition in the payroll area in Canada that should enable us to profitably expand relationships with many of our customers there. We look for a strong profit recovery in fiscal 2004 in this segment.

Greatly impacted by the decline in discretionary spending and related upheaval in the wholesale market, the *Apparel* segment experienced declines in sales and profits for the year. The entire sales reduction at PremiumWear was due to the loss of two major wholesale customers. Sales in our advertising specialty dealer channel were up over 7 percent despite the weak conditions for corporate apparel, while those in the golf market were up 16 percent for the year. We are building a strong Page & Tuttle® brand and sales of the Jockey® and Field & Stream® brands are experiencing rapid growth. Management is focused on what needs to be done in this segment, and we are confident that we can achieve major improvements.

Looking Ahead

As we look to the future, we expect sales for fiscal 2004 to grow between 25 and 30 percent, primarily as a result of the acquisition of Safeguard Business Systems. With calendar 2002 revenues of approximately $158 million, Safeguard Business Systems is now our second largest brand. We will benefit in particular from the unique reach of the Safeguard Business Systems distribution network. We anticipate that the opportunity to leverage our expertise in technology, order processing, and other infrastructure capabilities will benefit both Safeguard Business Systems and its distributors, along with many of our other businesses, thereby improving profitability for the entire Company.

Safeguard Business Systems

Through its extensive network of dedicated distributors, Safeguard Business Systems markets to small businesses throughout the U.S. and Canada. The Company's key product categories are business checks – including its well-known One-Write financial management system – continuous and laser checks, and three-on-a-page checks. The Company also provides business forms, tax forms, records management solutions, envelopes, business stationery, and promotional materials. The majority of products are manufactured in-house, with the remainder sourced through many strategic vendor alliances.

The acquisition of Safeguard Business Systems will provide new customers for existing products and gives New England Business Service, Inc. an unparalleled range of distribution channels to serve the small business marketplace.

New England Business Service, Inc. has proven year after year that we understand the needs of the small business customer, and we intend to maintain and enhance our leadership position through a continuing commitment to innovation, quality, and value. We are always seeking ways to strengthen the Company by identifying synergistic acquisitions, creating new products internally, establishing and sustaining mutually beneficial partnerships, and bringing companies offering new capabilities into the New England Business Service, Inc. organization.

While dealing with the challenges and opportunities presented by the business, we are mindful of the need to ensure a strong and stable leadership structure. Consistent with that view, we recently announced a transition that will have Rich assume the Chief Executive Officer position on January 1, 2004, succeeding Bob, who will continue to serve the Company as non-executive Chairman. We both look forward to continuing to work with an outstanding group of individuals who are committed to expanding on the Company's rich history of innovation and success.

We want to take this opportunity to thank all of our employees for their loyalty, dedication, and skill. They are the ones who work hard every day to ensure that the Company remains responsive to the needs of small businesses. We welcome the Safeguard Business Systems employees and distributors to New England Business Service, Inc. We are happy to have you on board and look forward to a long and mutually rewarding relationship.

We thank our management team for their part in delivering another successful year and our Board of Directors for their conscientious corporate governance and consistent commitment to the highest ethical business standards. Finally, we thank you, our stockholders, for your support. Our paramount objective is to continue to earn your confidence by building the value of your investment in the Company.

Robert J. Murray
Chairman and Chief Executive Officer

Richard T. Riley
President and Chief Operating Officer

September 3, 2003

Small Business is

- over 50% of the total U.S. private payroll
- the employer of nearly 40% of high tech workers, including scientists, engineers, and computer technicians
- the source of more than 60% of net new jobs annually in the U.S.
- the 3rd largest economic power in the world
- the producer of more than 50% of private sector output
- comprised of more than 95% of all identified exporters

Big

Sources: U.S. Dept. of Labor, Dept. of Commerce, SBA, NFIB



Direct Marketing to Small Businesses Produces Big Revenues

Direct Marketing, the Company's largest segment, accounts for almost 50 percent of sales and an even greater percentage of consolidated operating profit. In terms of scale and heritage, direct marketing is the foundation business of the Company, and the units within this segment are recognized to be among the premier business-to-business marketers in North America. The Company's direct marketing expertise is extended to its newer distribution channels – already to McBee and soon to Safeguard Business Systems – to further advance their effectiveness.

This segment, which generated revenues close to $270 million in fiscal 2003, offers more than 26,000 products through direct mail, inbound and outbound telesales, and the Internet. Core products include checks, manual forms, envelopes, labels, greeting cards, custom printing, promotional products, and personalized clothing, such as work wear, uniforms, and corporate casual apparel.

Many well-known brands comprise this segment, including NEBS®, the Company's original and largest brand, and RapidForms®, supplier of a wide variety of business management products. The Company's strategies for growth in this area focus on increasing product and service offerings, expanding relationships with existing customers, and attracting new customers.

SYCOM. NEBS RapidForms® QUALITY IS OUR JOB, OUR PROMISE MAIN·STREET. COLLECTION COMPANY COLORS.

Highlights

- Targeted customer contact programs, with greater emphasis on more profitable segments
- Focused advertising on products with the highest customer retention and profit contribution
- Increased prospecting to somewhat larger businesses with higher expected lifetime value
- Expanded advertising of seasonal cards, generating higher year-to-year sales in a difficult market
- Initiated sales of payroll management via outbound telemarketing
- Improved customer service by reducing call waiting times and minimizing order errors
- Introduced additional healthcare products to help customers comply with new federal health privacy requirements

Outlook

- Improve advertising response through use of multiple contact names within key accounts
- Reduce marketing expenses by selectively re-directing account contact to the Internet
- Use call center technology to match high-performing sales people with key accounts
- Increase the number of new buyers by investing in higher growth product lines
- Promote custom and full-color printing capabilities
- Expand health privacy compliance products



Direct and Distributor Sales Reach a Big Customer Base

Direct and Distributor Sales, a minor unit prior to the McBee acquisition in 1998, contributed more than 20 percent of fiscal 2003 revenues and now represents the Company's fastest-growing component. With the strategic acquisition of Safeguard Business Systems in June 2003, this segment is expected to generate almost 40 percent of the Company's consolidated sales in fiscal 2004.

Safeguard Business Systems, a manufacturer of check-writing systems and business forms with operations in the U.S. and Canada, has a unique network of dedicated distributors who service small businesses through longstanding customer relationships. McBee, a leader in check-writing systems for small businesses, uses its direct sales force to market through banks, ranging from community banks to large national financial institutions.

The DFS Group sells checks, forms, and full-color printing through distributors, office supply stores, and independent retailers. It offers cost-effective, offset-quality printing in the short-run quantities required by small businesses.

Highlights

- Improved sales and profits in a very difficult economy
- Increased the efficiency and productivity of the field sales organization through better use of automated tools
- Extended penetration into the bank channel with a full-service program for community banks
- Continued to grow the payroll business, now a core competency of the sales force
- Continued to build the bank referral business, expanding new customer relationships by 10 percent

Outlook

- Expand sales force to service a growing market opportunity
- Develop additional referral channels through accountants and national accounts
- Continue to expand payroll service capabilities and product portfolio
- Develop direct sales and marketing programs for large vertical markets, such as healthcare
- Further leverage sales force productivity tools to improve communication, productivity, and efficiency
- Realize the opportunity presented by Safeguard Business Systems by providing access to existing products and direct marketing capabilities
- Increase productivity through consolidated manufacturing capability
- Continue growth in custom and four-color products



Packaging and Display Products Reach Small Businesses Through Big Distribution Channels

Packaging and Display was formed through the acquisition of Chiswick in 1997 and expanded with the addition of the Russell & Miller business from the Rapidforms acquisition.

Chiswick distributes industrial supplies and markets to manufacturers and distributors under its own name and to value-conscious businesses under the VeriPack® brand. These markets have been pressured during recent years by economic weakness. Chiswick also sells retail supplies under the Bags & Bows® brand, a category that has seen strong growth and expanding market presence. Russell & Miller, a four-color printer and distributor of merchandising signs and supplies, markets to a broad range of retail customers under the R&M℠, NCS® and ValuDisplay® brands.

CHISWICK® R&M BAGS & BOWS®

Highlights

- Continued growth in custom retail products through industry-leading delivery times and greater product breadth and depth
- Increased the number of first-time packaging buyers
- Established direct mail leadership in the merchandise bag category
- Differentiated product lines through increased exclusive products
- Established trade marketing campaign to key retail segments
- Implemented initiative to improve customer service and fulfillment
- Enhanced buyer acquisition economics through targeted direct mail campaigns

Outlook

- Solidify leadership in retail merchandising and supplies by expanding target market and sales channels
- Enhance product differentiation through expanded customization options, exclusive products and designs, and value-added services
- Extend Quality Improvement Process to build on past success
- Capitalize on the growing value-conscious market segment through the VeriPack® and ValuDisplay® brands
- Leverage improvements in fixed costs and product margins



International Products Help Small Businesses in Big Foreign Markets

International is anchored by operations in Canada that utilize a sophisticated and well-established direct marketing presence – together with a national sales force – to service larger accounts. This combination has created an extremely effective model to serve the small business market in Canada.

The Company offers a wide range of items that include checks and check-writing systems, custom forms, greeting cards, payroll services, and apparel. Initiatives such as the bilingual telesales center in Montreal have resulted in increasingly effective penetration of the Canadian marketplace.

In Europe, the Company sells products very similar to those sold in North America. While its principal market is the United Kingdom, the Company's smaller operation in France is growing rapidly.

NEBS

SFL

Highlights

- Acquired payroll processing capability to offer to targeted small businesses across Canada
- Launched full-color printing
- Signed exclusive agreement and initialized processing to supply checks and forms to a major provider of business software
- Developed new front-end capabilities to quote more complex custom orders
- Initiated 22 new national account programs, representing more than 3,600 buying locations
- Refined customer and prospect modeling techniques to better target mail
- Improved European performance through more effective modeling, a successful Christmas card program, and tight cost controls

Outlook

- Roll out payroll management in Canada through the national sales force
- Continue aggressive growth in National Accounts
- Increase the growth of short-run, full-color printing through field sales
- Leverage operating capabilities through selected alliance partners
- Implement a new operating system in the U.K. to improve order processing, while gaining better analytical tools and greater billing flexibility



Promotional Apparel Makes Small Businesses Look Like

Big Businesses

Apparel is represented by PremiumWear which designs, sources, embroiders, and distributes clothing to the promotional products/advertising industry, as well as to the specialized market of professional golf shops.

PremiumWear manages several brands that are licensed exclusively for corporate apparel. The Jockey® brand denotes a young and relaxed attitude, while the Munsingwear® collection caters to a dressier corporate casual lifestyle. The Field & Stream® brand is geared toward outdoor activities within the corporate casual category. The Company-owned Page & Tuttle® brand sells golf apparel through professional golf shops, as well as to the corporate promotional market.

The capabilities of PremiumWear, which include design, sourcing, and embroidery, enable the entire Company to sell promotional apparel and uniforms through different distribution channels.

Highlights

- Grew advertising specialty industry and golf sales in a challenging economy
- Increased Page & Tuttle sales by more than 40 percent through broader offerings
- Expanded golf market penetration by 50 percent
- Positioned PremiumWear as a single source that offers a broad selection of brands and price points across all apparel categories with full decorating capabilities, including embroidery and screen printing
- Provided apparel for conversion of Mail Boxes Etc.® to UPS Stores, one of the largest retail brand conversions
- Received #1 survey rankings from *Golfweek* for Customer Service, Delivery, and Pricing
- Enhanced reputation for product innovation by introducing the industry's only No-Curl Collar®, new performance fabrics, and exclusive photo-embroidery capability to the ASI and golf markets

Outlook

- Continue to increase ASI and golf sales through full product offerings, expanded decoration capabilities, and "Ease and Speed" customer service
- Grow the Page & Tuttle® brand through further golf market penetration, added apparel categories, and commitment to exclusive "green grass" golf course distribution
- Enhance revenue streams by licensing the Page & Tuttle® brand
- Increase gross margins by improving inventory planning, purchasing systems, and merchandising techniques, and by optimizing global sourcing opportunities
- Further leverage the brand strength and breadth of the Munsingwear, Page & Tuttle, Jockey, and Field & Stream portfolios

Corporate Officers and Directors

Corporate Officers

Robert J. Murray
Chairman and Chief Executive Officer

Richard T. Riley
President and Chief Operating Officer

Daniel M. Junius
Executive Vice President,
Chief Financial Officer and Treasurer

George P. Allman
Senior Vice President;
President – Distributor Sales

Jeffrey W. Angus
Senior Vice President,
Information Systems

Craig Barrows
Vice President,
General Counsel and Secretary

David E. Berg
Senior Vice President;
President – PremiumWear

John F. Fairbanks
Senior Vice President;
President – Integrated Marketing Services

David G. Foster
Vice President,
Corporate Controller

Richard J. Osewalt
Vice President,
Business Management and Development

Steven G. Schlerf
Senior Vice President,
Manufacturing and Technical Operations

Robert D. Warren
Senior Vice President;
President – NEBS Direct Marketing

Hedwig V. Whitney
Senior Vice President,
Human Resources

Board of Directors

Robert J. Murray
Chairman of the Board and Chief Executive Officer,
New England Business Service, Inc.

Richard T. Riley
President and Chief Operating Officer,
New England Business Service, Inc.

William T. End
Executive Chairman of the Board (retired),
Cornerstone Brands, Inc.

Neil S. Fox
Chairman and Chief Executive Officer,
Neil Fox Consultancy, Inc.
President and Chief Executive Officer,
Punchline Network Inc.

Robert L. Gable
Chairman of the Board (retired),
Unitrode Corporation

Thomas J. May
Chairman and Chief Executive Officer,
NSTAR

Herbert W. Moller
Vice President (retired),
Finance and Strategic Planning,
North Atlantic Group,
The Gillette Company

Joseph R. Ramrath
Managing Director,
Colchester Partners LLC

Brian E. Stern
President,
Xerox Supplies Business Group,
Xerox Corporation

M. Anne Szostak
Executive Vice President and
Director Corporate Human Resources,
FleetBoston Financial

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 28, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 1-11427

NEW ENGLAND BUSINESS SERVICE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2942374 (IRS Employer Identification number)
500 Main Street Groton, Massachusetts (Address of principal executive offices)	01471 (Zip Code)

Registrant's telephone number, including area code: (978) 448-6111

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($1.00 par value)	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☒ No ☐

The aggregate market value of the Registrant's Common Stock, par value $1.00 per share, held by stockholders who are not affiliates of the Registrant at August 29, 2003 as computed by reference to the closing price of such stock on that date was approximately $380,431,913.

The number of shares of Registrant's Common Stock, par value $1.00 per share, outstanding at August 29, 2003 was 13,210,145.

Documents Incorporated By Reference

Portions of the Proxy Statement sent to stockholders in connection with the Annual Meeting to be held on October 24, 2003 are incorporated by reference into Items 10, 11, 12 and 13 (Part III) of this Report. Such Proxy Statement, except for the parts therein which have been specifically incorporated by reference, shall not be deemed "filed" for the purposes of this report on Form 10-K.

New England Business Service, Inc.
2003 ANNUAL REPORT
ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

New England Business Service, Inc. (the "Company") was founded in 1952, incorporated in Massachusetts in 1955 and reincorporated in Delaware in 1986. The Company designs, produces and distributes business forms, checks, envelopes, labels, greeting cards, signs, stationery and related printed products, and distributes packaging, shipping and warehouse supplies, software, work and promotional apparel, advertising specialties and other business products through direct mail, direct sales, telesales, dealers, dedicated distributors and the Internet to small businesses throughout the United States, Canada, the United Kingdom and France. The Company also markets and sells payroll services provided by a payroll services company on a private label basis in the United States and in Canada through its wholly-owned subsidiary. The Company also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. During the past five years the Company has completed several acquisitions which are described below.

In June 1998, the Company acquired all the outstanding shares of McBee Systems, Inc. and substantially all of the assets of McBee Systems of Canada, Inc. (collectively "McBee") for consideration of approximately $48.5 million in cash (net of cash acquired) and $12.6 million in Company common stock. McBee manufactures and markets checks and related products to small businesses in the United States and, at the time of the acquisition, in Canada through a dedicated field sales force. The McBee business operation in the United States is reported in the Direct and Distributor Sales segment and the Canadian operation has been combined with the Company's other operations in Canada and is reported in the International segment.

In July 2000, the Company acquired all the outstanding shares of PremiumWear, Inc. ("PremiumWear"). The purchase price was $13.50 per share in cash and totaled approximately $39.0 million (net of cash acquired) for the shares plus debt assumed of $3.9 million. PremiumWear designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States and makes up the Apparel segment.

In March 2003, the Company acquired certain assets of the payroll division of Parkwood Computer Services, Inc. for consideration of approximately $1.2 million in cash. The newly-formed NEBS Payroll Service Limited offers payroll services to small businesses across Canada and is reported in the International segment.

In June 2003, the Company acquired all the outstanding shares of Safeguard Business Systems, Inc. ("SBS") for consideration of approximately $74.6 million in cash (net of cash acquired). The purchase price is also subject to a post-closing working capital adjustment. SBS manufactures and markets a line of checks, check-writing systems and business forms to small businesses through a network of approximately 360 dedicated distributors in the United States and Canada. SBS is reported in the Direct and Distributor Sales segment.

The Company has identified five reportable segments. The first segment is "Direct Marketing-US" and represents those business operations that sell principally printed products such as checks and business forms to small businesses through direct marketing in the United States. The second segment, "Direct and Distributor Sales," also sells primarily checks and business forms to small businesses; however, they sell through a direct sales force and both dedicated and independent distributors to small businesses in the United States and Canada. The third segment, "Apparel", utilizes independent sales representatives to market its specialty apparel products and to solicit orders from customers in the promotional products/advertising specialty industry. "Packaging and Display Products", the fourth segment, primarily resells packaging and shipping supplies and retail signage marketed through a combination of direct marketing and direct selling efforts. The fifth segment, "International", sells principally printed products such as checks and business forms to small businesses in Europe and Canada through direct marketing, independent distributors or by directly selling to the customer.

Additional financial information regarding the segments, including the net sales and operating profit attributable to each of the Company's segments for the last three fiscal years, is contained in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Products

The Company's product lines consist of an extensive range of standardized imprinted manual and computer forms, custom forms, checks and check-writing systems, envelopes, labels, greeting cards, signs, stationery and other printed products principally designed and imprinted in-house. Most forms are either specifically designed for individual lines of business or are of a type generally used by small businesses and professional offices. In addition, the Company distributes a variety of other business products commonly used by small businesses, including merchandising displays, presentation folders, promotional products, personalized apparel and software. These products are primarily sold through the Direct Marketing-U.S., Direct and Distributor Sales and International segments. The Company, primarily through its Packaging and Display Products segment, also distributes a variety of industrial shipping and packaging products including corrugated boxes, polyethylene bags, tape, labels and shrink wrap as well as retail packaging supplies such as bags, ribbons, gift wrap and bows. The Company's full range of products is enhanced by high quality, fast delivery, competitive prices and extensive product guarantees.

The Company's standard manual forms include billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. Standard manual forms are designed to provide small businesses with the financial and other business records necessary to efficiently manage a business. The Company's stationery line, including letterhead, envelopes and business cards, is available in a variety of formats and ink colors designed to provide small businesses with a professional image. Checks and check-writing systems are designed to facilitate payments, the recording of transactional information and the posting of related bookkeeping entries.

The Company also offers a full line of printed products compatible with most accounting software packages commonly used by small businesses. The Company's computer forms, including checks, billing forms, work orders, purchase orders and invoices, provide computer-compatible records necessary to efficiently manage a business.

Promotional products, including labels, pricing tags, signage, advertising specialties, presentation folders and greeting cards, are designed to fulfill a variety of selling and marketing activities and to provide small businesses with a professional image. Additionally, the Company markets a line of filing systems, accountants' supplies and appointment products specifically for use in small professional offices.

The majority of the Company's standard products are imprinted to provide small businesses with a professional image. Standard imprint options include consecutive numbering, logos, customer names, addresses, and phone numbers. The Company also offers a wide range of custom printing alternatives and a custom logo design service.

The Company also sells the Company Colors® line of personalized apparel, including an array of jackets, shirts, pants, hats, sweatshirts, and uniforms commonly worn in the workplace. The Company Colors line may be embroidered with business names, logos, and employee names to provide a small business with a coordinated and professional image.

The Company distributes Form Magic®, a proprietary form-filling software package, third-party accounting software including Peachtree's One-Write Plus® and Intuit's Quickbooks®, and a line of products designed by Elibrium, Inc. Software distributed by the Company is designed to perform a variety of the tasks required to manage and promote a small business, and is compatible with certain business forms and other printed products offered by the Company.

The Company, primarily through its Packaging and Display Products segment, sells packaging and shipping supplies, including bags and bag closures, bubble and polystyrene fill, wrapping materials, boxes, tapes and mailers, used principally by small wholesalers, manufacturers and distributors to package, distribute and market their products. The Company's line of retail supplies, including signs, merchandising supplies, bags, ribbons, gift wrap and bows, is used by small retailers to display, market and package their products.

The Company, through its PremiumWear subsidiary, sells principally knit and woven sport shirts under the Munsingwear®, Jockey® and Field & Stream® labels to promotional products/advertising specialty customers pursuant to licenses from PEI Licensing, Inc., Jockey International, Inc. and Field & Stream Licenses Company, respectively. The Company sells its owned Page & Tuttle® brand of knit golf shirts and coordinated apparel to advertising specialty customers and golf course pro shops throughout the United States. Distribution of PremiumWear products to customers is accomplished through independent sales representatives. Also, PremiumWear receives commission income from representing other companies' products to the promotional products industry.

Principally through its Direct and Distributor Sales segment, the Company sells payroll and payroll tax-filing services to small businesses in the United States on a private-label basis pursuant to a distribution agreement with a payroll services company. The service is designed to manage payroll processing and compliance by calculating and submitting all payroll tax payments and deposits to the federal, state and local tax jurisdictions, fulfilling regulatory payroll reporting requirements and delivering payroll checks. Payroll services are also sold through the Company's Canadian operation to small businesses in Canada.

For a further discussion of the risks and uncertainties associated with customer preferences and the market for forms and related printed products and apparel, see "Certain Factors That May Affect Future Results" included in Part II, Item 7 to this Annual Report on Form 10-K.

Product Development and Research

Products sold by all of the Company's segments are designed either by an in-house product development staff or are obtained from third-party sources. The Company relies upon direct field research with customers and prospects, focus groups, mail surveys, feedback from independent distributors, salespeople and representatives, and unsolicited suggestions to generate new product ideas. Product design efforts are accomplished or directed by Company design personnel who employ manual and computer design methods to create products. Product design efforts range from minor revisions of existing manual business forms to the creation of an entirely new line of products such as the Company Colors line of work and promotional apparel. Throughout the design process, the Company solicits comments and feedback from customers and prospects, and tests market acceptance through a variety of methods.

For a further discussion of the risks and uncertainties associated with the technological changes affecting future demand for the Company's business forms and related products, see "Certain Factors That May Affect Future Results" included in Part II, Item 7 to this Annual Report on Form 10-K.

Sales and Marketing

The Company has four distinct channels of distribution. The Company's primary channel, used by all segments except for Apparel, is direct mail, through which up to 100 million pieces of promotional advertising offering the Company's products are delivered by mail to customers and prospective customers each year under the NEBS®, RapidForms®, McBee®, Chiswick®, Histacount®, SYCOM®, R&M Retail Merchandising Products®, Visual Display Solutions®, Bags & Bows®, NCS National Clothier Supply®, Main Street®, Holiday Expressions®, Ad Ideas™, ASH®, NAPCO®, Education Matters®, Company Colors®, Business Envelopes™ and SFL™ brand names. The Company's direct mail efforts are supplemented by the prospecting and account development efforts of an outbound telemarketing group.

The Company's success to date has largely been the result of effective direct marketing and the strength of its customer relationships. Targeted direct mail marketing in combination with focused telemarketing allows the Company to identify and penetrate geographically dispersed but, in the aggregate, significant markets. The Company targets small businesses with 100 or fewer employees within these markets with specialized promotions and products specifically designed to meet small business needs. In the direct mail channel, the Company's promotional materials contain one or more order forms to be completed by the customer and either mailed, faxed or telephoned to the Company's telesales and customer service group. The Company and its subsidiaries also maintain numerous Internet sites for promotion, customer education and order taking.

The Company's promotional materials include several catalogs containing a comprehensive display of the Company's forms and checks, work and promotional apparel, packaging supplies and retail merchandising supplies product offerings. In addition, the Company utilizes smaller catalogs focused on specific products or targeted to a specific small business segment, promotional circulars with samples, flyers, and inserts included with invoices, statements and product shipments. To a lesser extent, the Company relies on advertising space in magazines and post card packages to generate sales leads from prospective customers. The Company utilizes the United States or local country postal service for distribution of most of its advertising materials.

The Company's second principal channel of distribution, used primarily by the Direct and Distributor Sales and to a lesser extent by the Packaging and Display Products and International segments, is through a field sales organization of approximately 400 employees, primarily dedicated to marketing McBee-brand checks and check-writing systems, Chiswick-brand packaging and shipping supplies, or Russell & Miller-brand retail merchandising and display products. Initial order support, product reorders and routine service is provided by a network of customer service representatives located throughout the United States and Canada.

The principal focus of the McBee sales force in the Direct and Distributor Sales segment is to generate first-time buyers for check and check-writing system products. An additional focus for the McBee sales force is selling payroll services. Prospective customer leads are generated for the McBee sales force under referral arrangements with accountants servicing small businesses and commercial banks representing approximately 30,500 geographically dispersed branch offices. The McBee sales effort typically targets small business customers with fewer than ten employees. The principal focus of the Chiswick and Russell & Miller sales forces in the Packaging and Display Products segment is to develop high-potential customer relationships initially established through the direct mail channel. The Chiswick and Russell & Miller sales efforts typically focus on businesses with more than 100 employees or retail chains with geographically dispersed store locations.

The Company's third principal distribution channel is through independent local dealers and distributors used primarily by the Direct and Distributor Sales segment. The Company distributes a full line of standard and custom printed products, including manual and computer forms, checks, greeting cards and labels through this channel. The more significant component of this channel is the approximately 360 Safeguard dealers who exclusively market Safeguard® products throughout North America. In addition, the Company has a network of approximately 26,000 independent dealers comprised of local printers and print distributors, office supply dealers, ad specialty dealers, computer retailers and computer systems value-added resellers.

The Company's PremiumWear subsidiary represents the fourth channel of distribution by utilizing independent sales representatives to market its products and to solicit orders from customers. All products are distributed to customers through PremiumWear's distribution facility in Tennessee.

The Company also has entered into alliance marketing agreements with third-party vendors to offer payroll, accounting and workers compensation services to the Company's customers. Revenue from these alliances is generated in the form of royalties and commissions received from the third-party vendors.

The Company believes that its sophisticated and extensive marketing databases, customer/prospect lists and referral sources used by most segments constitute a competitive advantage. The Company is able to select names and plan promotions based on a variety of attributes including status as a customer or prospect, line of business, number of employees, product purchase history, purchase frequency or purchase dollar volume. With this data, the Company is able to create and deliver cost-effective marketing programs to small businesses through direct mail, direct sales, outbound telemarketing, the Internet or the dealer channel.

For a further discussion of the risks and uncertainties associated with the small business market and the Company's various channels see "Certain Factors That May Affect Future Results" included in Part II, Item 7 to this Annual Report on Form 10-K.

Raw Materials, Production and Distribution

The Company's production and distribution systems for all segments are designed to process a high volume of small dollar value orders on a cost-effective basis. The production and procurement of printed product base stock is driven by forecasts of demand for the Company's printed products. The Company produces semi-finished base business forms, check stock and related products in long runs on high-speed, roll-fed presses from bond and carbonless papers. The bond and carbonless papers used by the Company to produce base stock are purchased from a limited number of vendors at competitive prices. The Company also purchases printed base stock from a number of industry sources at competitive prices.

In response to a customer order for a printed product, the Company's base printed products are personalized with a variety of imprint options including customer name, address, phone number, consecutive numbering and logo. The Company operates equipment specifically designed to meet the demands of short-run personalized printing. Typesetting and imprinting of customer headings are accomplished with automated typesetting and layout systems, platemaking systems, letter presses, offset presses and digital presses. In addition, the Company utilizes manual and semi-automatic bindery equipment. A number of the Company's imprinting presses have been designed internally or substantially modified to meet the short-run demands of small businesses. These specialized presses allow the Company to produce small-order quantities with greater efficiency than would be possible with stock equipment available from typical printing press-equipment suppliers.

Due to business primarily from within the Packaging and Display Products segment, the Company has significant revenue generated by the sale of stock business products produced by third parties, but shipped to customers by the Company, including industrial packaging and warehouse supplies, and retail supplies. The Company principally utilizes a "pick and pack" operation to aggregate stock products from warehoused inventory into distinct order groups and to package these order groups for shipment to the customer. The Company's stock business products are obtained from a large number of suppliers at competitive prices. In addition, the Company relies on a limited number of suppliers to produce and drop-ship products directly to Company customers. The Company believes that alternative sources are generally available for products purchased from third-party vendors and is continually evaluating its sourcing of these third-party supplied products. PremiumWear, which comprises the Apparel segment, primarily sources its product from "full package" manufacturers outside the United States. These "full package" manufacturers produce a finished garment, and do not require PremiumWear to do any additional assembly. There currently is reasonable availability of raw materials, manufacturing and assembly capacity for the product lines in this segment.

The Company does not operate with a significant backlog of orders. The Company's objective is to produce and ship product as expeditiously as possible following receipt of a customer's order. Approximately 70% of printed products are routinely produced and shipped within one day and approximately 90% within four days of order. The Company's stock business products are routinely shipped within 24 hours of receipt of a customer order. Approximately 53% of apparel products were shipped within one day and substantially all within five days of order.

To facilitate expeditious production and shipment of product, the Company maintains inventories of unprinted paper ($4.6 million at June 28, 2003), and partially printed business forms, packaging, shipping and retail supplies, work and promotional apparel and related business products ($35.2 million at June 28, 2003).

The Company ships its products to U.S. customers primarily by United Parcel Service of America, Inc. The Company uses parcel post or overnight delivery services for distribution of the remainder of its products to customers in the U.S. and comparable providers for its international businesses.

For a further discussion of the risks and uncertainties associated with the Company's reliance on certain individual third-party vendors to provide raw materials and services critical to the Company's operation, see "Certain Factors That May Affect Future Results" included in Part II, Item 7 to this Annual Report on Form 10-K.

Competition

The small business forms and supplies industry is highly competitive. The Company believes that it is well positioned in the small business marketplace, with a reputation for reasonable prices, high quality and dependable service.

The Company's primary competitors for printed products are the local printers, business forms dealers, contract stationers and office products superstores located throughout each of its geographic markets. Local printers have an advantage of physical proximity to customers, but generally do not have the capability of producing a broad array of products, particularly those having a complex construction. In addition, most local printers lack the economies of scale to produce a small order for a single customer on a cost-effective basis. General purpose, preprinted business forms offered by stationers and office product superstores are typically price competitive with the Company's forms, but lack the design and functionality for specific lines of business and the custom printing options available with the Company's products. The Company's principal competitors for stock business products and packaging and display supply products are the numerous local and regional business supplies jobbers, distributors and retailers throughout the United States and Canada.

At present, the Company is aware of more than twenty major independent companies or divisions of larger companies in its geographic markets offering printed products and business supplies to small businesses through direct mail, distributors, or a direct sales force. The primary competitive factors influencing a customer's purchase decision are product guarantees, breadth of product line, speed of delivery, product quality, price and customer service. The Company believes it is the leading direct provider and marketer of business forms, checks and related printed products to the very small business market in the United States, Canada and the United Kingdom. The Company defines the very small business market as businesses with fewer than 20 employees.

The Company's PremiumWear subsidiary operates in the promotional products/advertising specialty marketplace for apparel which has become increasingly competitive and is characterized by a number of broad-line companies. The principal competitive features are pricing, styling, quality (both in material and production), product availability and customization services such as embroidery and screen printing.

For a further discussion of the risks and uncertainties associated with the competitive landscape for the Company's products, see "Certain Factors That May Affect Future Results" included in Part II, Item 7 to this Annual Report on Form 10-K.

Employees

The Company had 4,356 full and part-time employees at June 28, 2003. The Company believes its relationship with its employees to be satisfactory.

Environment

To the Company's knowledge, no material action or liability exists on the date hereof arising from the Company's compliance with federal, state and local statutes and regulations relating to protection of the environment.

ITEM 2. PROPERTIES

The Company's principal operating facilities are set forth below:

Location	Function	Ownership	Square Footage
Flagstaff, Arizona	Administrative	Owned	25,000
Tucker, Georgia	Manufacturing	Owned	26,000
Groton, Massachusetts	Administrative	Owned	126,000
Townsend, Massachusetts	Manufacturing	Owned	130,000
Maryville, Missouri	Manufacturing	Owned	99,000
Peterborough, New Hampshire	Manufacturing	Owned	129,000
Thorofare, New Jersey	Administrative/ Manufacturing	Owned	127,000
Midland, Ontario	Administrative/ Manufacturing	Owned	130,000
Chester, England	Administrative/ Manufacturing	Owned	36,000
Total Owned Facilities			828,000
City of Commerce, California	Manufacturing	Leased	92,000
Santa Fe Springs, California	Administrative/ Manufacturing	Leased	73,000
Chateau-Renault, France	Manufacturing	Leased	13,000
Lithia Springs, Georgia	Warehouse	Leased	91,000
Sudbury, Massachusetts	Administrative/ Warehouse	Leased	117,000
Minnetonka, Minnesota	Administrative	Leased	27,000
Athens, Ohio	Administrative/ Manufacturing	Leased	215,000
Brampton, Ontario	Manufacturing	Leased	9,000
Fort Washington, Pennsylvania	Administrative	Leased	51,000
Harleysville, Pennsylvania	Administrative	Leased	18,000
Lansdale, Pennsylvania	Manufacturing	Leased	104,000
North Wales, Pennsylvania	Manufacturing	Leased	40,000
Clarksville, Tennessee	Manufacturing	Leased	140,000
Dallas, Texas	Administrative	Leased	36,000
Various Sales Offices in the United States and Canada	Administrative	Leased	54,000
Total Leased Facilities			1,080,000

The Company believes its existing production and office facilities are adequate for its present and foreseeable future needs.

ITEM 3. LEGAL PROCEEDINGS

On June 30, 2000, a complaint entitled "Perry Ellis International, Inc. v. PremiumWear Inc.", was filed. The Company was subsequently named a co-defendant. The amended complaint relates to a Right of First Refusal Agreement dated as of May 22, 1996 (the "RFR Agreement") between the plaintiff and PremiumWear, Inc., and to the Company's acquisition of all the outstanding shares of PremiumWear in July 2000. In the amended complaint, the plaintiff alleges breach of the RFR Agreement and breach of an implied covenant of good faith and fair dealing against PremiumWear as a result of PremiumWear's alleged failure to notify the plaintiff of certain discussions between PremiumWear and the Company preceding the Company's agreement to purchase all of the outstanding shares of PremiumWear. The amended complaint also alleges that the Company tortiously interfered with the plaintiff's rights under the RFR Agreement by allegedly inducing PremiumWear to breach its obligations to the plaintiff under the RFR Agreement. The plaintiff is seeking damages in an unspecified amount, attorneys' fees, interest and costs. The Company believes the allegations in the amended complaint are without merit and intends to defend the lawsuit vigorously.

On July 24, 2002, a class action lawsuit entitled "OLDAPG, Inc. v. New England Business Service, Inc." was filed in the Court of Common Pleas of the Ninth Judicial Circuit in and for Charleston County, South Carolina. The named plaintiff in the lawsuit seeks to represent a class consisting of all persons who allegedly received facsimiles containing unsolicited advertising from the Company in violation of the Telephone Consumer Protection Act of 1991 (the "TCPA"). The plaintiff is seeking statutory damages in the amount of $500.00 per individual violation, which amount can be trebled to $1,500.00 for each violation found to have been "willful and knowing". The litigation has been settled by agreement between the parties, subject to approval by the Court, on terms which the Company believes will not be material to its financial condition and results of operations.

The Company is also involved in a number of other legal matters related to the business and in the opinion of management the outcome of these matters will not have a material effect on the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of stockholders during the fourth quarter of fiscal 2003.

ITEM 4.1 EXECUTIVE OFFICERS OF THE REGISTRANT

The Company's executive officers are elected to office by the Board of Directors at the first board meeting following the Annual Meeting of Stockholders or at other board meetings as appropriate, and hold office until the first board meeting following the next Annual Meeting and until a successor is chosen. Information regarding the Company's executive officers is presented below.

Robert J. Murray, age 62, joined the Company in 1995, and has served as Chairman of the Board and Chief Executive Officer of the Company since that date. From 1995 to 2002 he also served as President of the Company. Mr. Murray retired from The Gillette Company, a diversified consumer products company, in 1995, having been with Gillette for more than 34 years. Mr. Murray served in a variety of capacities during his career at Gillette, and during the four years immediately preceding his retirement, he was Executive Vice-President, North Atlantic Group of Gillette. Mr. Murray has been a director of the Company since 1991 and he is also a director of LoJack Corporation, Allmerica Financial Corporation and the Delhaize Group.

Richard T. Riley, age 47, joined the Company in 1997 in connection with the Company's acquisition of Rapidforms, Inc., and has served as President and Chief Operating Officer of the Company since 2002. Prior to that, he served as a Senior Vice President of the Company from 1998 to 2002, and as President, NEBS Direct Marketing from 2001 to 2002, as President, Integrated Marketing Services from 2000 to 2001, and as President of Rapidforms from 1992 to 2001. During 1998 he held the additional office of Vice President of the Company. Mr. Riley has been a director of the Company since 2002.

George P. Allman, age 61, joined the Company in 1996, and he served as a Senior Vice President of the Company since 1998. He has also served as President, Distributor Sales since June 2003, and prior to that he served as President, Diversified Operations from 1998 to June 2003. Prior to that he served as Vice President, Diversified Operations from 1996 to 1998, and as Vice President, Retail Sales and Operations during 1996.

Jeffrey W. Angus, age 48, joined the Company in 1995, and has served as Senior Vice President, Information Systems, since 1998. Prior to that, he served as Vice President, Information Systems from 1996 to 1998.

David E. Berg, age 46, joined the Company in 2000 in connection with the Company's acquisition of PremiumWear, Inc., and has served as a Senior Vice President of the Company since 2000. Mr. Berg has also served as PremiumWear's President since 1997, and as Chief Executive Officer since 1999. He also served as PremiumWear's Chief Operating Officer from 1996 to 1999.

John F. Fairbanks, age 42, joined the Company in 1994, and has served as a Senior Vice President of the Company since 1998. He has served as President, Integrated Marketing Services since June 2003, and prior to that he served as President, Chiswick from 1998 to June 2003. Prior to that, he served as Vice President and Chief Financial Officer from 1996 to 1998, and prior to that in different capacities in corporate administration.

Daniel M. Junius, age 51, joined the Company in 1998, and has served as Executive Vice President, Chief Financial Officer and Treasurer since 2002. Prior to that, he served as Senior Vice President, Chief Financial Officer and Treasurer from 1998 to 2002.

Steven G. Schlerf, age 51, joined the Company in 1979, and has served as Senior Vice President, Manufacturing and Technical Operations since 1998. Prior to that, he served as Vice President, Manufacturing and Technical Operations from 1996 to 1998, and prior to that in a variety of capacities in manufacturing and operations.

Robert D. Warren, age 52, joined the Company in 1996, and has served as a Senior Vice President of the Company since 1998. He has also served as President, NEBS Direct Marketing since 2002, and prior to that he served as President, International from 2000 to 2002. Prior to that, he served as Senior Vice President, Business Management and Development from 1998 to 2000, and as Vice President, Business Management and Development from 1996 to 1998.

Hedwig V. Whitney, age 52, joined the Company in 2002, and has served as Senior Vice President, Human Resources since that date. Prior to joining the Company, Ms. Whitney served as Senior Vice President and Director of Human Resources for Fidelity Investments Retirement Services Company, a provider of 401(k) retirement plan services, from 1997 to 2000.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "NEB". For the fiscal periods indicated, the high and low sales prices for shares of the Company's Common Stock as reported on the New York Stock Exchange—Composite Transactions Reporting System were as follows:

Fiscal 2003	High	Low	Fiscal 2002	High	Low
1st Quarter	26.59	20.00	1st Quarter	21.37	15.87
2nd Quarter	24.40	20.20	2nd Quarter	19.99	16.58
3rd Quarter	25.61	21.01	3rd Quarter	26.00	18.51
4th Quarter	29.85	23.90	4th Quarter	29.30	23.25

As of August 29, 2003, there were 564 stockholders of record, and the Company believes that as of such date there were approximately 6,000 beneficial owners of the Company's Common Stock, based on information provided by the Company's transfer agent. Information with respect to dividends paid on the Company's Common Stock during the past two fiscal years is shown in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details regarding the shares of common stock issuable upon the exercise of outstanding options, warrants and rights granted under the Company's equity compensation plans (including individual equity compensation arrangements) as of the end of the last fiscal year. The securities referred to in the table are shares of the Company's common stock.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders(2)	1,854,000	$22.10	1,155,000
Equity compensation plans not approved by security holders(3)	331,000	$18.49	—
Total	2,185,000	$21.55	1,155,000

(1) Includes 958,000 shares remaining available for issuance under the NEBS 2002 Equity Incentive Plan and 197,000 shares remaining available for issuance under the Company's Stock Compensation Plan as of the end of the last fiscal year.

(2) The number of securities to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans approved by security holders reflects outstanding option grants under the NEBS 2002 Equity Incentive Plan (which includes the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan and the NEBS 1994 and 1997 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plans).

(3) The material features of these plans are described below.

On February 2, 1996, the Company granted to Robert J. Murray, the Company's Chairman and Chief Executive Officer, a 10-year option to purchase 250,000 shares of common stock at a price of $18.25 per share, which was the fair market value of the common stock on the date of grant. The option vested as to 25% of the shares covered by the award on the date of grant, and as to an additional 25% of the shares covered by the award on each of the first three anniversaries of the date of grant. The option is generally non-transferable, and is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

The option was not approved by the Company's stockholders; however, in connection with the grant of the option, the Company's Board of Directors reduced the number of shares that were authorized to be issued under the NEBS 1994 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan by 250,000 shares. As of the date of this Annual Report on Form 10-K, Mr. Murray has not exercised any portion of the option.

On August 14, 2000, the Company granted to eighteen key employees of PremiumWear options to purchase an aggregate of 105,083 shares of common stock authorized for issuance under the NEBS 2000 Stock Option Plan for PremiumWear Employees (the "2000 Plan") at a price of $19.25 per share, which was the fair market value of the common stock on the date of grant. Shares allocable to the unexercised or surrendered portion of any expired or terminated option are available for issuance under future option grants to PremiumWear employees; however, the Company does not currently intend to make any additional option grants pursuant to the 2000 Plan.

With respect to four of the grantees who were executives of PremiumWear, the options vest as to one-third of the shares covered by each award on each of the first three anniversaries of the date of grant, and with respect to one grantee who was an executive of PremiumWear, the option vests as to 50% of the shares covered by the award on each of the first two anniversaries of the date of grant. With respect to the remaining non-executive grantees, the options vest as to 25% of the shares covered by each award on the date of grant, and as to an additional 25% of the shares covered by each award on each of the first three anniversaries of the date of grant, except that all options granted pursuant to the 2000 Plan will vest immediately in case of a change in control of the Company (as defined in the 2000 Plan).

Once vested, the options may be exercised by the holder at any time prior to the cessation of the holder's employment with the Company or a subsidiary of the Company (or within three months following the holder's retirement from the Company or a subsidiary), or by the holder's legal representative within twelve months following the termination of the holder's employment with the Company or a subsidiary by reason of the holder's death, but in no event later than ten years from the date of grant. Options granted pursuant to the 2000 Plan are generally non-transferable, and are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

Neither the adoption of the 2000 Plan, nor the granting of any options thereunder, was approved by the Company's stockholders. The options were granted to certain executives of PremiumWear as a material inducement to the executives' entering into employment agreements in connection with the Company's acquisition of PremiumWear, and in order to retain the employment of certain other key employees of PremiumWear following such acquisition.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR SUMMARY

(In thousands, except per share amounts and Other Statistics)

For the fiscal year ended	June 28, 2003(A)	June 29, 2002(B)	June 30, 2001(C)	June 24, 2000(D)	June 26, 1999(E)
Income Statement Statistics					
Net sales	$551,188	$557,539	$586,091	$523,053	$503,933
Income before income taxes and effect of a change in accounting principle	38,943	40,994	30,726	45,697	43,742
Percent of sales	7.1%	7.4%	5.2%	8.7%	8.7%
Provision for income taxes	18,819	15,742	11,983	16,339	17,291
Percent of income before income taxes	48.3%	38.4%	39.0%	35.8%	39.5%
Net Income before the effect of a change in accounting principle	20,124	25,252	18,743	29,358	26,451
Percent of sales	3.7%	4.5%	3.2%	5.6%	5.3%
Percent of beginning stockholders' equity	14.7%	22.2%	14.9%	24.2%	23.1%
Per diluted common share	1.51	1.94	1.43	2.12	1.81
Net income	20,124	22,460	18,743	29,358	26,451
Percent of sales	3.7%	4.0%	3.2%	5.6%	5.3%
Percent of beginning stockholders' equity	14.7%	19.7%	14.9%	24.2%	23.1%
Per diluted common share	1.51	1.73	1.43	2.12	1.81
Dividends per common share	.80	.80	.80	.80	.80
Balance Sheet Statistics					
Current assets	$148,335	$122,559	$138,017	$108,216	$ 97,903
Current liabilities	88,893	66,086	68,606	52,254	45,775
Working capital	59,442	56,473	69,411	55,962	52,128
Current ratio	1.7	1.9	2.0	2.1	2.1
Total assets	418,466	368,922	377,684	323,671	300,262
Long-term debt	156,500	147,900	179,168	133,500	128,000
Obligations under capital lease	1,289	1,560	2,873	2,429	0
Stockholders' equity	151,171	136,720	113,903	125,729	121,529
Diluted weighted average shares outstanding	13,340	13,006	13,143	13,868	14,640
Cash Flow Statistics					
Net cash provided by operating activities	52,958	70,817	55,571	53,104	45,608
Net cash used by investing activities	(49,948)	(32,985)	(65,783)	(33,168)	(16,125)
Net cash provided (used) by financing activities	(5,279)	(38,959)	13,958	(20,086)	(35,619)
Capital expenditures	(16,120)	(15,365)	(26,836)	(21,057)	(16,866)
Depreciation	19,398	18,333	16,464	14,168	12,432
Amortization	7,397	8,542	12,515	11,553	12,413
Other Statistics					
Number of employees	4,356	3,611	3,819	3,779	3,727
Number of stockholders	6,000	6,000	6,000	6,000	6,200
Number of 24-month customers (F)	3,049,000	2,511,000	2,650,000	2,602,000	2,526,000
Facilities (in square feet)	1,908,000	1,548,000	1,613,000	1,659,000	1,531,000

(A) Included in the 2003 results are an $11.8 million net after tax impairment charge, or $.89 per diluted share, to write-off goodwill and long-term contracts relating to the Company's PremiumWear business within its Apparel business segment, a $.6 million net after tax charge, or $.04 per diluted share, related to restructuring activities, a $1.9 million net after tax charge or $.15 per diluted share, related to the loss on settlement of interest rate swaps and a $7.0 million net after tax gain, or $.52 per diluted share, related to the sale of equity interests in Advantage Payroll, Inc.

(B) Included in the 2002 results are a $2.8 million impairment charge relating to a change in accounting principle, or $.21 per diluted share, to write-off goodwill relating to the Company's European business within its International business segment and a $1.1 million net after tax charge, or $.08 per diluted share, related to restructuring and integration activities.

(C) Included in the 2001 results is a $7.3 million net after tax charge, or $.55 per diluted share, related to restructuring and integration activities.

(D) Included in the 2000 results is a $.9 million tax benefit, or $.07 per diluted share, from a favorable letter ruling effecting prior years' taxes.

(E) Included in the 1999 results is a $.3 million pretax gain, or $.01 per diluted share, from the settlement of the Company's Canadian defined benefit pension plan.

(F) Number of customers purchasing within the previous 24 months.

See the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

New England Business Service, Inc. (the "Company") was founded in 1952, incorporated in Massachusetts in 1955 and reincorporated in Delaware in 1986. The Company designs, produces and distributes business forms, checks, envelopes, labels, greeting cards, signs, stationery and related printed products, and distributes packaging, shipping and warehouse supplies, software, work and promotional apparel, advertising specialties and other business products through direct mail, direct sales, telesales, dealers, dedicated distributors and the Internet to small businesses throughout the United States, Canada, the United Kingdom and France. The Company also markets and sells payroll services provided by a payroll services company on a private label basis in the United States and in Canada through its wholly owned subsidiary. The Company also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. During the past five years, the Company has completed several acquisitions which are described below.

In June 1998, the Company acquired all the outstanding shares of McBee Systems, Inc. and substantially all of the assets of McBee Systems of Canada, Inc. (collectively "McBee") for consideration of approximately $48.5 million in cash (net of cash acquired) and $12.6 million in Company common stock. McBee manufactures and markets checks and related products to small businesses in the United States and Canada through a dedicated field sales force. The McBee business operation in the United States is reported in the Direct and Distributor Sales segment and the Canadian operation is reported in the International segment.

In July 2000, the Company acquired all the outstanding shares of PremiumWear, Inc. The purchase price was $13.50 per share in cash and totaled approximately $39.0 million (net of cash acquired) for the shares plus debt assumed of $3.9 million. PremiumWear designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States and makes up the Apparel segment.

In March 2003, the Company acquired certain assets of the payroll division of Parkwood Computer Services, Inc. for consideration of approximately $1.2 million in cash. The newly-formed NEBS Payroll Service Limited offers payroll services to small businesses across Canada and is reported in the International segment.

In June 2003, the Company acquired all of the outstanding shares of Safeguard Business Systems, Inc. ("SBS") for consideration of approximately $74.6 million in cash (net of cash acquired). The purchase price is also subject to a post-closing working capital adjustment. SBS manufactures and markets a line of checks, check-writing systems and business forms to small businesses through a network of approximately 360 dedicated distributors in the United States and Canada. SBS is reported in the Direct and Distributor Sales segment.

The Company's fiscal year ends the last Saturday of June. The Company's results for fiscal years 2002 and 2003 encompassed 52 weeks; fiscal year 2001 encompassed 53 weeks.

The Company has identified five reportable segments. The first segment is "Direct Marketing-US" and represents those business operations that sell principally printed products such as checks and business forms to small businesses through direct marketing in the United States. The second segment, "Direct and Distributor Sales," also sells primarily checks and business forms to small businesses; however, they sell through a direct sales force and both dedicated and independent distributors to small businesses in the United States and Canada. The third segment, "Apparel", utilizes independent sales representatives to market its specialty apparel products and to solicit orders from customers in the promotional products/advertising specialty industry. "Packaging and Display Products", the fourth segment, primarily resells packaging and shipping supplies and retail signage marketed through a combination of direct marketing and direct selling efforts. The fifth segment, "International", sells principally printed products such as checks and business forms to small businesses in Europe and Canada through direct marketing, independent distributors or by directly selling to the customer.

Any sentence followed by an asterisk (*) in this section constitutes a forward-looking statement which reflects the Company's current expectations. There can be no assurance the Company's actual performance will not differ materially from those projected in such forward-looking statements due to the important factors described in the section of this Management's Discussion and Analysis of Financial Condition and Results of Operations titled "Certain Factors That May Affect Future Results".

Results of Operations

2003 versus 2002

Net sales decreased $6.3 million or 1.1% to $551.2 million for fiscal year 2003 from $557.5 million in fiscal year 2002. The comparison includes net sales of SBS acquired in June 2003, thus not part of the comparable figures for fiscal year 2002. SBS net sales for the month of June amounted to $12.3 million. Their results are included with the results of the Direct and Distributor Sales segment. The sales decrease by segment was comprised of a $13.6 million or 4.8% decrease in Direct Marketing-US, with lower buyer counts attributable to the economic slowdown. Management also believes economic conditions impacted discretionary spending by corporate customers associated with many of the products offered by the Apparel segment, contributing to a $10.2 million or 20.2% decrease as compared to the prior year. These decreases were partially offset by an increase of $15.7 million or 14.8% in the sales of the Company's Direct and Distributor Sales segment due to the SBS acquisition and benefits from expanded bank relationships and implemention of direct marketing strategies in McBee. The Packaging & Display segment increased $1.3 million or 1.7%, which benefited from improved order rates from larger customers in the manufacturing market and the International segment increased $.4 million or 1.1% as a result of the timing of shipments in the first quarter and foreign currencies strengthening against the U.S. dollar.

For fiscal year 2003, cost of sales declined to 42.5% of net sales from 43.4% in fiscal year 2002. This is the result of a shift in channel and product mix, which resulted in a lower percentage of total sales coming from the Apparel segment. The Apparel segment has higher cost of sales as a percentage of sales than the other segments. In addition, gross margin in the Apparel segment improved due to a shift in their sales mix tied to lower sales to wholesalers. The Company also benefited from improvements in material costs as a result of favorable vendor negotiations. SBS did not impact cost of sales as a percentage of sales. Cost of sales as a percent of sales is expected to be slightly lower during fiscal year 2004.*

Selling and advertising expense increased to 34.2% of sales in fiscal year 2003 as compared to 33.9% of sales in fiscal year 2002. This increase is the result of the proportion of sales coming from the Direct and Distributor Sales segment which has a higher selling and advertising expense as a percentage of sales than in the Company's other business segments due to its selling structure being comprised of a direct sales force and independent distributors. This increase was partially offset by lower amortization expense. Excluding the impact of SBS, selling expense as a percent of sales was 34.0%. Selling and advertising expense as a percentage of sales is expected to be slightly higher during fiscal year 2004.*

General and administrative expense increased to 13.7% of sales in fiscal year 2003 from 12.8% of sales in fiscal year 2002. The increase is due to higher legal expense, executive salaries, Canadian pension expense, incentive compensation and deferred compensation expense. These expense increases constituted .6% points of the .9% point increase from 2002 to 2003. Excluding the impact of SBS, general and administrative expense as a percent of sales was 14.0%. General and administrative expense as a percent of sales is expected to be slightly higher during fiscal year 2004.*

In fiscal year 2003, the Company recognized an impairment charge to write-off goodwill and long-term contracts in the amounts of $9.6 million and $3.6 million, respectively, relating to its PremiumWear business which comprises the Apparel business segment.

During fiscal year 2001, the Company undertook two distinct restructuring actions. The first resulted in a net restructuring charge of $4.5 million in fiscal years 2002 and 2001 to provide for costs primarily associated with the Company's decision to more closely align its direct marketing and direct sales activities. As part of the restructuring program, the McBee US headquarters was relocated from Parsippany, New Jersey to the existing RapidForms facility in Thorofare, New Jersey. In addition, the McBee manufacturing plant in Damascus, Virginia was closed and a portion of leased warehousing space occupied by Chiswick in Sudbury, Massachusetts was vacated. In Canada, the McBee sales and marketing organizations were combined with NEBS Direct Marketing and began operating under the NEBS name. The second restructuring resulted in a net charge of $3.3 million in fiscal years 2002 and 2001 to provide for costs associated with the Company's decision to eliminate excess capacity by closing a manufacturing facility in Ogden, Utah and a leased distribution facility in Sudbury, Massachusetts, along with other actions to reduce the workforce in various locations Approximately 315 employees were affected by these restructuring actions either through elimination of their positions or relocation.

During fiscal year 2003, the Company implemented a workforce reduction in specific areas of the business, affecting approximately 44 employees. This action primarily included the closure of a sales office in Canada, as well as targeted reductions of staff in the Company's direct marketing operation in Groton as well as in Chiswick and PremiumWear. In addition, as part of the purchase accounting for the SBS acquisition and included in the allocation of the acquisition costs, a liability of $3.3 million was recorded to cover the anticipated costs (primarily termination benefits) related to a plan to close redundant SBS manufacturing and warehouse facilities and to reduce manufacturing and administrative personnel. The following is a table of the charges incurred and the cash paid pursuant to these actions (in thousands of dollars):

	2001 Restructuring		2003 Restructuring		
	Employee termination benefit costs	Facility closure costs	Employee termination benefit costs	Facility closure costs	Total
Balance June 30, 2001	$ 3,248	$ 1,417	$ —	$—	$ 4,665
Charge/(credit) for the period	(641)	1,341	—	—	700
Payments for the period	(2,441)	(1,269)	—	—	(3,710)
Balance June 29, 2002	166	1,489	—	—	1,655
Charge/(credit) for the period	—	(120)	856	262	998
Restructuring costs related to SBS acquisition	—	—	3,000	300	3,300
Payments for the period	(104)	(858)	(250)	(14)	(1,226)
Balance June 28, 2003	$ 62	$ 511	$3,606	$548	$ 4,727

Activities related to all restructuring actions identified above are anticipated to be completed by the Company during fiscal year 2004 with the exception of lease payments, which may extend beyond this time frame.*

Interest expense decreased to 1.5% of sales in fiscal year 2003 from 2.4% of sales in fiscal year 2002. The decrease is the result of a lower average balance of debt outstanding and lower interest rates as compared to the same period last year.

The provision for income taxes as a percentage of pre-tax income increased to 48.3% in fiscal year 2003 from 38.4% in fiscal year 2002. The change is the result of an increase in the required state tax provision due to recently enacted tax legislation and the non-deductible nature of the Company's goodwill impairment charge described above.

The Company will continue to seek opportunities to acquire companies, businesses and product lines to enhance the Company's competitive position in the marketplace or to gain access to new markets, products, competencies or technologies.* In addition, the Company will continue to seek opportunities to enhance the cost structure of the Company, to improve operating efficiencies, and to fund investments in support of the Company's strategies.*

2002 versus 2001

Net sales decreased $28.6 million or 4.9% to $557.5 million for fiscal year 2002 from $586.1 million in fiscal year 2001. The comparison for all segments is affected by a 52-week fiscal year in 2002 as compared to a 53-week fiscal year in 2001. The sales decrease by segment was comprised of a $17.3 million decrease in Direct Marketing-US, a $6.3 million decrease in Apparel and a $5.5 million decrease in Packaging and Display Products, which management believes are principally attributable to an economic slowdown. The $1.6 million decrease in International is due to the effect of exchange rate changes. These decreases were partially offset by an increase of $2.1 million in the sales of the Company's Direct and Distributor Sales segment due to expanding sales presence and bank relationships.

For fiscal year 2002, cost of sales declined to 43.4% of net sales from 43.9% in fiscal year 2001. The Company's cost management strategies and the effect of actions announced/taken in all segments offset the impact of the decrease in sales on cost of sales.

Selling and advertising expense decreased to 33.9% of sales in fiscal year 2002 as compared to 34.4% of sales in fiscal year 2001. The Company's adoption of SFAS 142, which decreased the amortization charge in the current fiscal year, positively impacted selling and advertising expense. This decrease was partially offset by a slight increase in the proportion of sales coming from the Direct and Distributor Sales segment, which has a higher selling and advertising expense as a percentage of sales than in the Company's other business segments due to its selling structure depending on a direct sales force.

General and administrative expense decreased to 12.8% of sales in fiscal year 2002 from 13.0% of sales in fiscal year 2001. General and administrative expenses in fiscal year 2001 included an impairment charge of $1.7 million for the write-off of capitalized internal-use software related to an enterprise resource planning system the Company no longer plans to implement. The Company also recognized an impairment charge in fiscal year 2001 of $.5 million for the write-off of its investment in a privately owned web-hosting company. These charges are included in general and administrative expenses. Excluding the asset impairment write-off, general and administrative expense as a percentage of sales for fiscal year 2002 approximated 12.6%, which is consistent with fiscal year 2001.

Interest expense increased to 2.4% of sales in fiscal year 2002 from 2.3% of sales in fiscal year 2001. The increase is the result of additional debt, primarily from an additional investment in Advantage Payroll Services, Inc. in the first quarter 2002 and significant additional treasury share repurchases in the third quarter of fiscal year 2001 both of which increased the Company's average debt outstanding in fiscal year 2002 as compared to fiscal year 2001.

The provision for income taxes as a percentage of pre-tax income decreased to 38.4% in fiscal year 2002 from 39.0% in fiscal year 2001 due to a decrease in the Company's overall effective state tax rate.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, bad debts, inventories, intangible assets, and incomes taxes. Estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. The Company believes the following accounting policies are the most critical due to their affect on the Company's more significant estimates and judgments used in preparation of its consolidated financial statements.

Revenue is recognized on product sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price and considers delivery to have occurred at the point of shipment. While the Company does provide its customers with a right of return, revenue is not deferred. Rather, a reserve for sales returns is provided based on significant historical experience.

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, inventories, property, plant and equipment, investments, capitalized software, goodwill, deferred mail costs and intangible and other assets. Asset valuation is governed by various accounting principles, including Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 141, "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets" and Accounting Research Bulletin No. 43, among others. Management uses a variety of factors to assess valuation depending on the asset. For example, accounts receivable are evaluated based upon an aging schedule. The recoverability of inventories is based upon the types and levels of inventory held. Property, plant and equipment, capitalized software and intangible and other assets are evaluated utilizing various factors, including the expected period the asset will be utilized, forecasted cash flows, the cost of capital and customer demand. Investments are evaluated for impairment based upon market conditions and the viability of the investment. Deferred mail is capitalized and amortized over its expected period of future benefit in accordance with AICPA Statement of Position 93-7. Changes in any of these factors could impact the value of the asset.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each jurisdiction in which we operate that imposes a tax on income. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, we must include an expense within the tax provision in the consolidated statements of income. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted.

New Accounting Pronouncements

On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. SFAS No. 142 eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets.

As of July 1, 2001, the Company had identified those intangible assets that remain separable under the provisions of SFAS 141 and those that are to be included in goodwill. In applying SFAS 142, the Company completed the transitional intangible asset impairment test. As a result, the Company recognized an impairment charge to write-off goodwill in the amount of $2.8 million relating to its European business within its International business segment. In 2003, the Company recognized an impairment charge to write-off goodwill and other intangible assets in the amount of $13.2 million relating to its PremiumWear subsidiary in the Apparel segment.

In July 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS No. 121 on the same topic and the accounting and certain reporting provisions of APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as defined in that Opinion). This Statement also amends Accounting Research Bulletin ("ARB") 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted this Statement in fiscal year 2003. As described above, the Company recognized an impairment charge of $3.7 million for the write-down of a long-term contract.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Consensus No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Adoption of this Statement is required for exit activities initiated after December 31, 2002 (see note 3).

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair-value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amended certain provisions of SFAS 133 for decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," was issued. This statement establishes standards concerning the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise primarily effective for the Company on July 1, 2003. The Company is evaluating the effect of SFAS No. 150 on its consolidated financial statements but believes that it will not have a material impact.

In November 2002, FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial position or results of operations.

In the first quarter of fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This adoption resulted in an initial credit of $.4 million (net of tax) to Accumulated Other Comprehensive Loss.

Liquidity and Capital Resources

Cash provided by operating activities amounted to $52.9 million in fiscal year 2003, approximately $17.9 million, or 25.2%, lower than the $70.8 million provided in fiscal year 2002. This decrease in cash provided by operating activities was due to lower net income and lower sources of cash provided by deferred income taxes and employee benefit charges, as well as the benefit from an inventory reduction in last year's comparable period versus an increase in the current year. In fiscal year 2002, cash provided by operating activities amounted to $70.8 million which was approximately $15.2 million, or 27.3%, higher than the $55.6 million provided in fiscal year 2001. This increase in cash provided by operating activities was due to working capital changes, primarily inventory reductions, being a source of cash in fiscal 2002 as compared to those changes being a use of cash in fiscal 2001.

Working capital as of June 28, 2003 amounted to $59.4 million, including $4.7 million of cash and short-term investments. This represents an increase of $2.9 million from the working capital balance of $56.5 million, including cash and short-term investments of $6.1 million, at the end of fiscal year 2002. The increase in working capital is primarily the result of terminating interest rate swaps and the effect of the SBS acquisition in June 2003. The Company does not expect to experience any significant change to the amount of working capital investment required to support its business during fiscal year 2004.* Working capital in fiscal year 2002 decreased primarily as a result of inventory reductions in the Apparel segment.

Capital expenditures of $16.1 million in fiscal year 2003 represented a $.7 million increase from the $15.4 million expended in fiscal year 2002 and a $10.7 million decrease from the $26.8 million expended in fiscal year 2001. Capital expenditures included improvements in our information systems infrastructure and investments to enhance manufacturing capability. Capital expenditures in fiscal year 2002 included significant investments in the purchase, development and implementation of information systems infrastructure, operating systems and the Company's website and manufacturing-related equipment. The Company expects capital expenditures to approximate $21.0 million in fiscal year 2004, which will include additional planned improvements in information systems capabilities and investments to enhance manufacturing capability.*

In March 2000, the Company invested $12.9 million in the common stock of Advantage Payroll Services, Inc. In August 2001 and July 2002, the Company invested an additional $17.6 and $5.4 million, respectively, in the common stock of Advantage Payroll Services, Inc. for a total investment of $35.9 million. In September 2002, Advantage merged with Paychex, Inc. The Company received a total of $47.3 million in proceeds from the acquisition and recognized a gain of $11.4 million in the year ended June 28, 2003.

The Company used the proceeds from the sale of the Advantage investment to pay down floating rate debt and to terminate three interest rate swap agreements with a notional amount of $75.0 million with two commercial banks. These interest rate swaps were no longer needed to hedge the reduced level of the Company's floating rate debt. The Company was required to make termination payments equivalent to the fair value of the swaps totaling $3.3 million. This amount, which was reclassified from other comprehensive income to other expense, represents a loss on settlement of interest rate swaps.

The Company repurchased 220,615 shares of the Company's common stock for $4.9 million in cash during fiscal year 2003 and 1,111,432 shares of the Company's common stock for $17.6 million in cash during fiscal year 2001. There were no repurchases of the Company's common stock during fiscal year 2002. In addition, the Company declared and paid cash dividends totaling $.80 per share during each of the last three fiscal years, amounting to a total of $10.4 million in fiscal 2003, $10.2 million in fiscal 2002 and $10.4 million in fiscal 2001. As of June 28, 2003, the Company has authorization from its Board to purchase up to an additional 981,985 shares of its stock.

In addition to its present cash and short-term investment balances, the Company has historically generated sufficient cash internally to fund its needs for working capital, dividends and capital expenditures. The Company currently has a committed, unsecured, revolving credit agreement for $200 million. The credit agreement contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated debt and fixed charge ratios. The Company is in compliance with these covenants and at June 28, 2003, the Company had $106.5 million outstanding under this arrangement.

In November 2001, the Company entered into a $50 million Note Purchase Agreement with The Prudential Insurance Company of America. Under this agreement, the Company borrowed at the Eurodollar rate plus a spread for the first year, after which the interest rate became fixed at 7.23%. This agreement contains various restrictive covenants, which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated debt and fixed charge ratios. The Company is in compliance with these covenants and at June 28, 2003, the Company had $50 million outstanding under this arrangement.

The following table summarizes the Company's contractual obligations and commercial commitments as of June 28, 2003 (in thousands of dollars):

	Total	1 year	2-3 years	4-5 years	Thereafter
Contractual Obligations (payments due by period):					
Long Term Debt	$156,500	$ —	$126,500	$20,000	$10,000
Capital Lease Obligations	1,289	764	525	—	—
Operating Leases	20,601	7,331	10,101	3,058	111
Total Contractual Cash Obligations	$178,390	$8,095	$137,126	$23,058	$10,111
Other Commercial Commitments (amount of commitment expiration per period):					
Lines of Credit	$200,000	$ —	$200,000	$ —	$ —
Standby Letter of Credit	322	322	—	—	—
Commercial Letters of Credit	2,197	2,197	—	—	—
Total Commercial Commitments	$202,519	$2,519	$200,000	$ —	$ —

In order to effectively fix the interest rate on a portion of its variable rate debt outstanding, under the revolving credit agreement, the Company as of June 28, 2003 had one interest rate swap agreement with one of the banks party to its credit agreement. This swap agreement contains a notional principal amount and other terms (including rate of interest paid and received and maturity date) determined with respect to the Company's forecasts of future cash flows and borrowing requirements. At June 28, 2003 the notional principal amount outstanding under the interest rate swap agreement totaled $20.0 million. Credits of approximately $14 and $25 thousand was recognized related to the ineffective portion of the Company's swaps for fiscal years 2003 and 2002, respectively. In fiscal year 2001, there were no amounts recognized in earnings related to the Company's swaps as the ineffective portion of the swaps was insignificant. During fiscal year 2003, the Company terminated three other interest rate swaps at a pretax cost of $3.3 million.

The Company anticipates that its current cash on hand, cash flow from operations and additional availability under the revolving credit agreement will be sufficient to meet the Company's liquidity requirements for its operations and capital expenditures during fiscal year 2004.* However, the Company may pursue additional acquisitions from time to time, which would likely be funded through the use of available cash, issuance of stock, obtaining of additional credit, or any combination thereof.*

Certain Factors That May Affect Future Results

References in this section to "we", "us" and "our" refer to New England Business Service, Inc.

We may make forward-looking statements in this report and in other documents filed with the SEC, in press releases, and in discussions with analysts, investors and others. These statements include:

- descriptions of our operational and strategic plans,
- expectations about our future sales and profits,
- views of conditions and trends in our markets, and
- other statements that include words like "expects", "estimates", "anticipates", "believes" and "intends", and which describe opinions about future events.

You should not rely on these forward-looking statements as though they were guarantees. These statements are based on our expectations at the time the statements are made, and we are not required to revise or update these statements based on future developments. Known and unknown risks may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

A majority of our sales and profits come from selling standardized business forms, checks and related products by mail order, telesales and direct and distributor sales to a target market consisting mainly of small businesses. We believe that the critical success factors to compete in this market include competitive pricing, breadth of product offering, product quality and the ability to attract and retain a large number of individual customers. These critical success factors are also applicable to the success of our packaging, shipping and warehouse supplies markets as well. Known material risks that may affect those critical success factors are described below.

A majority of the sales in our apparel business come from selling knit and woven sport shirts under labels licensed from third parties to the promotional products/advertising specialty and golf industries. We believe that the critical success factors to compete in this market include product quality, timely and accurate fulfillment of customer orders and brand awareness. Known material risks that may affect those success factors are also described below.

Our printed product lines face increased competition from various sources, such as office supply superstores. Increased competition may require us to reduce prices or offer other incentives in order to attract new customers and retain existing customers, which could reduce our profits.

Low-price, high-volume office supply chain stores offer standardized business forms, checks and related products to small businesses. Because of their size, these superstores have the buying power to offer many of these products at competitive prices. These superstores also offer the convenience of "one-stop shopping" for a broad array of office supplies that we do not offer. In addition, national superstore competitors have greater financial strength to reduce prices or increase promotional discounts in order to seek or retain market share.

If any of these new competitors seek to gain or retain market share through price reductions or increased discounting, we may be forced to reduce our prices or match the discounts in order to stay competitive, which could reduce our profits.

Technological improvements may reduce our competitive advantage over our smaller competitors, which could reduce our profits.

Historically, our relatively greater financial strength and size have enabled us to offer a broader array of products, particularly those having a complex construction, at lower prices than the small local and regional dealers, distributors and printers who constitute our primary competition. Improvements in the cost and quality of printing technology are enabling these smaller competitors to gain access to products of complex design and functionality at competitive costs. Increased competition from local and regional competitors could force us to reduce our prices in order to attract and retain customers, which could reduce our profits.

Because our sales growth is dependent on our ability to continually attract new customers in our target small business market, economic events that adversely affect the small business economy may reduce our sales and profits.

Average annual sales per customer of our core products have remained relatively stable over time. As a result, we rely, in part, on continually attracting new customers for these products. Our sales and profits have been adversely affected by economic-related contractions in the small business economy. We expect that our sales and profits will continue to be affected by changes in the levels of small business formations and failures and from other economic events that affect the small business economy generally.

Because our sales growth is dependent on our ability to continually attract new customers in our target small business market, changes in the direct marketing industry that reduce our competitive advantage in contacting prospective customers may reduce our sales and profits.

Growth in the total number of our direct mail customers depends on continued access to high-quality lists of newly formed small businesses. In the past, our ability to compile proprietary prospect lists was a distinct competitive advantage. However, the external list compilation industry has become more sophisticated and comprehensive lists of new small business formations are now commercially available to our competitors. In addition, the Internet has the potential to eliminate our advantage of scale in direct marketing by providing all competitors, regardless of current size, with access to prospective customers.

We currently rely on the speed of our delivery of promotional materials to prospective customers to gain advantage over competitors. We are also expanding our Internet product offerings and capabilities and seeking to increase our visibility on the Internet. Notwithstanding these efforts, a deterioration in our competitive advantage in contacting prospective customers could reduce our sales and profits.

In addition, the enactment of privacy laws could constrain our ability to obtain prospect lists or to market to prospective customers via the telephone or through the use of marketing-oriented faxes.

Declining response rates to the Company's catalogs and other direct mail promotional materials could reduce our sales and profits.

Our direct mail-based businesses have experienced declines in the response rates to our catalogs and other direct mail promotional materials from both existing customers and prospects. We believe that these declines are attributable to a number of factors, including current economic conditions, the overall increase in direct mail solicitations received by our target customers generally, and the gradual obsolescence of our standardized forms products. To the extent that we cannot compensate for reduced response rates through increases in average order value or improve response rates through new product introductions and improved direct mail contact strategies, our sales and profits may be adversely affected.

Increases in the cost of paper and in postal rates adversely impact our costs, which we may be unable to offset by reducing costs in other areas or by raising prices.

The cost of paper to produce our products, catalogs and advertising materials makes up a significant portion of our total costs. Also, we rely on the U.S. Postal Service to deliver most of our promotional materials. Prices for the various types of paper that we use have been volatile, and we expect them to continue to be so. Third class postal rates have generally increased over the past ten years, at times significantly. We are not sure that we will always be able to reduce costs in other areas or to increase prices for our products sufficiently to offset increases in paper costs and postal rates. If we are unable to offset these cost and expense increases, our profits will be adversely affected.

Disruption in the services provided by certain of our critical vendors may adversely affect our operating performance and profits.

We use a limited number of vendors to provide key services to our business. Examples of this are as follows:

- we use MCI WorldCom and Qwest Communications International to provide a majority of the toll-free telephone lines for our direct marketing business,
- we use United Parcel Service to deliver most of the products that we ship to customers in the United States,
- we rely on the postal services of the countries in which we do business to deliver our catalogs and other advertising material to customers.

In the past, we have been adversely affected by disruption of some of these services due to labor actions, system failures, adverse weather conditions and other natural disasters. If there are future interruptions in service from one or more of these vendors, we believe that there could be a significant disruption to our business due to our inability to readily find alternative service providers at comparable rates.

Sales of our standardized forms, checks and related products face technological obsolescence and changing customer preferences, which could reduce our sales and profits.

Our standardized business forms, checks and related products provide our customers with financial and business records to manage their businesses. Continual technological improvements have provided our target customers in several market segments with alternative means to enact and record business transactions. For example, the price and performance capabilities of personal computers and related printers now provide a cost-competitive means to print low-quality versions of our business forms on plain paper. In addition, electronic transaction systems and off-the-shelf business software applications have been designed to automate several of the functions performed by our business form and check products.

In response to the gradual obsolescence of our standardized forms business, we continue to develop our capability to provide custom and full-color products. However, we have less of a cost advantage with these products than with standardized forms, due to improvements in the cost and quality of printing technology available to our smaller local and regional competitors. We are also seeking to introduce new products and services that are less susceptible to technological obsolescence. We may develop new products internally, procure them from third party vendors, or obtain them through the acquisition of a new business. We generally realize lower gross margins on outsourced products than on products that we manufacture ourselves. The risks associated with the acquisition of new businesses are described below.

If new printing capabilities and new product introductions do not continue to offset the obsolescence of our standardized business forms products, there is a risk that the number of new customers we attract and existing customers we retain may diminish, which could reduce our sales and profits. Decreases in sales of our historically high margin standardized business forms and check products due to obsolescence could also reduce our gross margins. This reduction could in turn adversely impact our profits unless we are able to offset the reduction through the introduction of new high margin products and services or realize cost savings in other areas.

We source our apparel products from offshore third party manufacturers. Difficulty in securing reliable sources for these products could adversely affect our ability to maintain inventory levels that are adequate to satisfy customer demand.

We purchase a majority of our apparel products from "full package" manufacturers outside the United States. In most cases, these same manufacturers supply other apparel companies, many of which are significantly larger than our apparel business and are able, when necessary, to secure preferential treatment from the manufacturers. The availability of product from these manufacturers can also be adversely affected by social, political and economic conditions in their respective regions. Any significant disruption in our relationships with our current manufacturers could adversely affect our apparel business to the extent we cannot readily find alternative sources of supply at comparable levels of price and quality.

Inaccurate forecasting of the demand for specific apparel styles and sizes could reduce our sales and profits.

We believe that success in our apparel business depends in part on our ability to maintain in stock and immediately ship ordered products. Given the relatively long lead time in procuring inventory, we must estimate demand for specific styles and sizes well in advance of receiving firm orders from customers in order to ensure the timely availability of these products. Inaccurate forecasting of demand for specific styles and sizes can result in either lost sales due to product unavailability, or reduced margins from liquidating overstocked items.

Failure of our apparel licensors to adequately promote our licensed brands and protect those brands from infringement could reduce our sales and profits.

We believe that brand awareness is an important factor to the end-user of our apparel products, and in that regard we market and sell a majority of our apparel products under nationally-recognized brands licensed from third parties. In each case, the licensor is primarily responsible for promoting its brand and protecting its brand from infringement. The failure of one or more of our licensors to adequately promote or defend their brands could diminish the perceived value of those brands to our customers, which could lead to reduced sales and profits.

Reductions in the number of apparel lines carried by wholesalers in the promotional products/ advertising specialty industry may adversely impact our sales and profits.

Until recently, a significant portion of the sales in our apparel business has been to a relatively small number of wholesalers serving the promotional products/advertising specialty market. Sales to these wholesalers recently have been decreasing, and has been partially offset by increases in direct sales to our advertising specialty dealers and golf pro shops. We believe that the wholesale apparel business serving this market is undergoing fundamental change, with wholesalers increasingly carrying only private label lines and branded lines on an exclusive basis. We believe that these changes, together with current economic conditions, are likely to result in an accelerated decrease in our sales to wholesalers. To the extent that increases in our direct sales to advertising specialty dealers, together with increases in our apparel sales to other markets, cannot keep pace with the erosion in our sales to wholesalers, sales and profits could be adversely impacted.

Our growth strategy depends, in part, on the acquisition of complementary businesses that address our target small business market.

The acquisition of complementary businesses that address our target small business market has been important to our growth strategy. We intend to continue this acquisition activity in the future. The success of this activity depends on the following:

- our ability to identify suitable businesses and to negotiate agreements on acceptable terms,
- our ability to obtain financing through additional borrowings, by issuing additional shares of common stock, or through internally generated cash flow, and
- our ability to achieve anticipated savings and growth and avoid disruption to our existing businesses.

In evaluating a potential acquisition, we conduct a business, financial and legal review of the target. This review is intended to support our assumptions with respect to the projected future performance of the target and to identify the benefits and risks associated with those assumptions. We cannot be certain that our review will identify all potential risks associated with the purchase, integration or operation of acquired businesses. Unanticipated risks and/or performance inconsistent with our pre-acquisition expectations may adversely affect the benefits that we expect to obtain from any given acquisition and could result in an impairment of intangible assets, which would reduce our reported earnings for the period the impairment occurs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a number of market risks, primarily due to the effects of changes in foreign currency exchange rates and interest rates. Investments in and loans and advances to foreign subsidiaries and branches, and their resultant operations, since they are denominated in foreign currencies, create exposures to changes in exchange rates. The Company's utilization of its revolving credit agreement (which carries a variable interest rate) creates an exposure to changes in interest rates. The effect, however, of changes in exchange rates and interest rates on the Company's earnings generally has been small relative to other factors that also affect earnings, such as business unit sales and operating margins. This is because (i) foreign operations represent a relatively small portion of the Company's total activity, the magnitude of foreign currency transactions has been minimal and forward foreign currency contracts have been periodically entered into to hedge certain foreign exchange rate exposures; (ii) a portion of the Company's borrowings are fixed with the note holder or through interest rate swaps. In order to effectively convert the interest rate on a portion of the Company's debt from a Eurodollar-based floating rate to a fixed rate, the Company has entered into an interest rate swap agreement with a major commercial bank. Although the Company is exposed to credit and market risk in the event of future nonperformance by the bank, management has no reason to believe that such an event will occur.

The Company does, however, have a component of its borrowings that is not hedged. A 10% upward movement in interest rates would impact earnings and cash flows by approximately $.2 million because of this unhedged position. For more information on these market risks and financial exposures, see the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. The Company does not hold or issue financial instruments for trading, profit or speculative purposes.

Upon reviewing its derivatives and other foreign currency and interest rate instruments, based on historical foreign currency rate movements and the fair value of market-rate sensitive instruments at year-end, the Company does not believe that changes in foreign currency or interest rates will have a material impact on its near-term earnings, fair values or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The Company's financial statements, together with the independent auditors' report thereon, appear beginning on page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of management, including its principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), as of the end of the Company's fourth fiscal quarter. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.

There has been no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Company will furnish to the Securities and Exchange Commission, not later than 120 days after the close of its fiscal year ended June 28, 2003, a definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held on October 24, 2003. The information required by this Item concerning the directors of the Company who have been nominated for reelection is incorporated by reference to "Election of Directors" in the Proxy Statement.

The information required by this Item concerning the executive officers of the Company appears in Part I, Item 4.1 to this Annual Report on Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) beneficial ownership reporting requirements is located in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to "Election of Directors" and "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated by reference to "Voting Securities" in the Proxy Statement and to "Securities Authorized for Issuance Under Equity Corporation Plans" in Part II, Item 5 to this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to "Independent Auditor Fees" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this report:

(a)(1) Consolidated Financial Statements

(a)(2) Financial Statement Schedule

Schedules I, III, IV and V are omitted as they are not applicable or required under Regulation S-X.

(a)(3) List of Exhibits

Exhibits required to be filed by Item 601 of Regulation S-K are listed in the exhibit index beginning on page X-1.

(b) Reports on Form 8-K

On April 23, 2003, the Company filed a Current Report on Form 8-K announcing earnings for the fiscal quarter ended March 29, 2003.

On April 24, 2003, the Company filed a Current Report on Form 8-K announcing that the Company had entered into a definitive agreement to acquire Safeguard Business Systems, Inc.

On June 2, 2003, the Company filed a Current Report on Form 8-K announcing that it had completed the acquisition of Safeguard Business Systems, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW ENGLAND BUSINESS SERVICE, INC. (Registrant)

By: /s/ ROBERT J. MURRAY
(Robert J. Murray,
Chairman and Chief Executive Officer)

Date: September 5, 2003

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of the undersigned officers and directors of New England Business Service, Inc., a Delaware corporation (the "Company"), hereby constitutes and appoints Robert J. Murray, Richard T. Riley and Daniel M. Junius, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003, and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT J. MURRAY (Robert J. Murray)	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	September 5, 2003
/s/ WILLIAM T. END (William T. End)	Director	September 5, 2003
/s/ NEIL S. FOX (Neil S. Fox)	Director	September 5, 2003
/s/ ROBERT L. GABLE (Robert L. Gable)	Director	September 5, 2003
/s/ THOMAS J. MAY (Thomas J. May)	Director	September 5, 2003
/s/ HERBERT W. MOLLER (Herbert W. Moller)	Director	September 5, 2003

Name	Title	Date
/s/ JOSEPH R. RAMRATH (Joseph R. Ramrath)	Director	September 5, 2003
/s/ RICHARD T. RILEY (Richard T. Riley)	President and Chief Operating Officer and Director	September 5, 2003
/s/ BRIAN E. STERN (Brian E. Stern)	Director	September 5, 2003
/s/ M. ANNE SZOSTAK (M. Anne Szostak)	Director	September 5, 2003
/s/ DANIEL M. JUNIUS (Daniel M. Junius)	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	September 5, 2003
/s/ DAVID G. FOSTER (David G. Foster)	Vice President and Corporate Controller (Principal Accounting Officer)	September 5, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 28, 2003 and June 29, 2002
(In thousands of dollars, except share data)

	June 28, 2003	June 29, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,743	$ 6,112
Accounts receivable (less allowance for doubtful accounts of $5,636 in 2003 and $5,141 in 2002)	71,049	55,738
Inventories, net	39,792	34,095
Direct mail advertising materials, net and prepaid expenses	18,710	13,374
Deferred income tax benefit	14,041	13,240
Total current assets	148,335	122,559
Property and Equipment:		
Land and buildings	50,017	48,289
Equipment	168,558	150,149
Property and equipment	218,575	198,438
Less accumulated depreciation	(138,465)	(124,836)
Property and equipment, net	80,110	73,602
Property Held for Sale	328	328
Deferred Income Tax Benefit	20,728	18,934
Goodwill, net	88,001	67,964
Other Intangible Assets, net	76,292	51,884
Long-Term Investment	—	30,521
Other Assets	4,672	3,130
Total Assets	$ 418,466	$ 368,922
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 22,937	$ 16,858
Federal and state income taxes	3,242	3,430
Accrued bonus distribution	3,875	3,562
Accrued payroll expense	8,377	7,780
Accrued employee benefit expense	12,152	12,215
Accrued deferred compensation	5,972	—
Accrued exit costs/restructuring charge	4,727	1,655
Distributor commissions payable	5,144	—
Derivative contracts at fair value	772	5,443
Obligations under capital lease—current portion	764	1,102
Deferred income taxes	1,746	3,221
Other accrued expenses	19,185	10,820
Total current liabilities	88,893	66,086
Obligations Under Capital Lease	525	458
Long-Term Debt	156,500	147,900
Deferred Income Taxes	21,377	17,758
Commitments and Contingencies (see note 11)		
Stockholders' Equity:		
Preferred stock, par value $1 per share—authorized 1,000 shares; 0 shares issued and outstanding in 2003 and 2002		
Common stock, par value, $1 per share—authorized, 40,000,000 shares; issued, 15,888,876 shares in 2003 and 15,829,363 shares in 2002; outstanding, 13,081,395 shares in 2003 and 13,035,732 shares in 2002	15,889	15,829
Additional paid-in capital	59,111	57,885
Unamortized value of restricted stock awards	(487)	(62)
Accumulated other comprehensive loss	(2,626)	(7,411)
Retained earnings	135,634	125,905
Treasury stock, at cost—2,807,480 shares in 2003 and 2,793,631 shares in 2002	(56,350)	(55,426)
Total stockholders' equity	151,171	136,720
Total Liabilities and Stockholders' Equity	$ 418,466	$ 368,922

See notes to consolidated financial statements.

NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME

For the Fiscal Years Ended June 28, 2003, June 29, 2002 and June 30, 2001
(In thousands of dollars, except per share data)

	2003	2002	2001
Net Sales	$551,188	$557,539	$586,091
Cost of Sales Including Shipping Costs	234,051	242,047	257,625
Gross Profit	317,137	315,492	328,466
Operating Expenses:			
Selling and advertising	188,587	189,151	201,406
General and administrative	75,503	71,385	76,143
Exit costs	998	700	7,145
Goodwill and other intangible asset impairment	13,249	—	—
Total operating expenses	278,337	261,236	284,694
Income From Operations	38,800	54,256	43,772
Other Income (Expense):			
Interest income	174	185	432
Interest expense	(8,178)	(13,447)	(13,478)
Loss on settlement of interest rate swaps	(3,277)	—	—
Gain on sale of long-term investment	11,424	—	—
Total other income (expense)	143	(13,262)	(13,046)
Income Before Income Taxes	38,943	40,994	30,726
Provision For Income Taxes	18,819	15,742	11,983
Income Before the Effect of a Change in Accounting Principle	20,124	25,252	18,743
Effect of a Change in Accounting Principle	—	(2,792)	—
Net Income	$ 20,124	$ 22,460	$ 18,743
Per Share Amounts:			
Basic earnings per share before the effect of a change in accounting principle	$ 1.55	$ 1.99	$ 1.44
Effect of a change in accounting principle	$ —	$ (.22)	$ —
Basic earnings per share	$ 1.55	$ 1.77	$ 1.44
Diluted earnings per share before the effect of a change in accounting principle	$ 1.51	$ 1.94	$ 1.43
Effect of a change in accounting principle	$ —	$ (.21)	$ —
Diluted earnings per share	$ 1.51	$ 1.73	$ 1.43
Dividends	$ .80	$ .80	$ .80
Basic Weighted Average Shares Outstanding	12,983	12,723	13,015
Plus Incremental Shares From Assumed Conversion of Stock Options and Contingently Returnable Shares	357	283	128
Diluted Weighted Average Shares Outstanding	13,340	13,006	13,143

See notes to consolidated financial statements.

NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Fiscal Years Ended June 28, 2003, June 29, 2002 and June 30, 2001
(In thousands)

	Common Stock Issued								
	Number of Shares	At Par Value Amount	Additional Paid-in Capital	Unamortized Value of Restricted Stock Awards	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, June 24, 2000	15,399	$15,399	$50,337	$ (115)	$(3,399)	$105,278	$(41,771)	$125,729	
Issuance of common stock to employees pursuant to stock plans including tax benefit	112	112	1,746	(188)			(334)	1,336	
Dividends paid						(10,393)		(10,393)	
Amortization of restricted stock awards				146				146	
Acquisition of treasury stock							(17,640)	(17,640)	
Net income						18,743		18,743	$18,743
Foreign currency translation adjustment					(635)			(635)	(635)
Net unrealized investment losses					(213)			(213)	(213)
Net unrealized losses on derivatives held for hedging purposes					(3,019)			(3,019)	(3,019)
Cumulative effect adjustment recorded upon the adoption of SFAS No.133					391			391	391
Net pension adjustment					(542)			(542)	(542)
Balance, June 30, 2001	15,511	15,511	52,083	(157)	(7,417)	113,628	(59,745)	113,903	
									$14,725
Issuance of common stock to employees pursuant to stock options and employee benefit plans including tax benefit	318	318	5,802				4,319	10,439	
Dividends paid						(10,183)		(10,183)	
Amortization of restricted stock awards				95				95	
Net income						22,460		22,460	22,460
Foreign currency translation adjustment					441			441	441
Net unrealized investment losses					(104)			(104)	(104)
Net unrealized losses on derivatives held for hedging purposes					(568)			(568)	(568)
Net pension adjustment					237			237	(237)
Balance, June 29, 2002	15,829	15,829	57,885	(62)	(7,411)	125,905	(55,426)	136,720	
									$22,466
Issuance of common stock to employees pursuant to stock options and employee benefit plans including tax benefit	60	60	1,226	(1,193)			3,970	4,063	
Dividends paid						(10,395)		(10,395)	
Amortization of restricted stock awards				768				768	
Acquisition of treasury stock							(4,894)	(4,894)	
Net income						20,124		20,124	$20,124
Foreign currency translation adjustment					2,545			2,545	2,545
Net unrealized investment gains					277			277	277
Terminated interest rate swaps					1,992			1,992	1,992
Net unrealized losses on derivatives held for hedging purposes					721			721	721
Net pension adjustment					(750)			(750)	(750)
Balance, June 28, 2003	15,889	$15,889	$59,111	$ (487)	$(2,626)	$135,634	$(56,350)	$151,171	
									$24,909

See notes to consolidated financial statements.

NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the Fiscal Years Ended June 28, 2003, June 29, 2002 and June 30, 2001
(In thousands of dollars)

	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	$ 20,124	$ 22,460	$ 18,743
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	19,398	18,333	16,464
Amortization	7,397	8,542	12,515
Loss on disposal of equipment	448	361	386
Change in accounting principle	—	2,792	—
Gain on sale of long-term investment	(11,424)	—	—
Goodwill and other intangible asset impairment	13,249	—	—
Long-lived asset impairment loss	—	—	2,207
Deferred income taxes	106	3,846	(32)
Exit costs	998	700	7,145
Deferred grants	(8)	(6)	—
Provision for losses on accounts receivable	5,406	4,865	4,659
Employee benefit charges	857	3,885	240
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(2,547)	(971)	2,200
Inventories and advertising materials	(1,740)	8,782	(2,469)
Prepaid expenses and other assets	1,006	62	549
Accounts payable	(382)	(1,509)	(6,087)
Income taxes payable	(244)	972	2,682
Other accrued expenses	314	(2,297)	(3,631)
Net cash provided by operating activities	52,958	70,817	55,571
Cash Flows From Investing Activities:			
Additions to property and equipment	(16,120)	(15,365)	(26,836)
Acquisition of businesses—net of cash acquired	(75,845)	—	(38,976)
Proceeds from sale of equipment	72	32	29
Proceeds from sale of long-term investment	47,366	—	—
Purchase of long-term investment	(5,421)	(17,652)	—
Net cash used by investing activities	(49,948)	(32,985)	(65,783)
Cash Flows From Financing Activities:			
Repayment of debt	(112,900)	(122,738)	(83,968)
Proceeds from borrowings—net of issuance costs	120,712	89,508	125,900
Repayment of obligations under capital lease	(1,148)	(1,346)	(1,007)
Proceeds from issuance of common stock	3,346	5,800	1,066
Acquisition of treasury stock	(4,894)	—	(17,640)
Dividends paid	(10,395)	(10,183)	(10,393)
Net cash (used)/provided by financing activities	(5,279)	(38,959)	13,958
Effect of Exchange Rate Changes on Cash	900	85	(61)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,369)	(1,042)	3,685
Cash and Cash Equivalents at Beginning of Year	6,112	7,154	3,469
Cash and Cash Equivalents at End of Year	$ 4,743	$ 6,112	$ 7,154
Supplemental Cash Flow Disclosure:			
Interest paid	$ 8,061	$ 13,408	$ 13,331
Income taxes paid	$ 19,130	$ 12,124	$ 10,788
Stock issued pursuant to employee benefit plans	$ —	$ 3,691	$ —
Purchase of equipment under capital lease	$ 28	$ 33	$ 1,451

See notes to consolidated financial statements.

(In thousands, except per share data)

1. Summary of Significant Accounting Policies

Description of Business and Basis of Consolidation—The financial statements include the accounts of New England Business Service, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company sells primarily printed business products such as checks and business forms and work/promotional apparel through a variety of channels and markets, sells payroll services provided by a payroll services company on a private label basis in the United States and through a wholly-owned subsidiary in Canada, serves as a reseller of packaging and shipping supplies and retail signage and designs, sources and distributes embroidered and unembroidered apparel for ad specialties applications.

Fiscal Year—The Company's fiscal year ends the last Saturday of June. The Company's results for fiscal year 2003 and 2002 contained 52 weeks, whereas fiscal year 2001 contained 53 weeks.

Significant Estimates—In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Actual results may differ from these estimates.

Foreign Currency Translation—The financial statements of the Company's foreign subsidiaries are measured in the respective subsidiary's functional currency and then translated into U.S. dollars. All balance sheet accounts have been translated using the year-end rate of exchange, while income statement accounts have been translated using the average rates prevailing throughout the year. Resulting translation gains or losses are accumulated in a separate component of stockholders' equity entitled "Accumulated other comprehensive loss." Foreign currency transaction gains and losses, including those related to intercompany transactions that are expected to be settled in the short term, are recorded directly in the income statement and are immaterial in all periods presented; intercompany foreign currency transaction gains and losses incurred on balances of a long term investment nature are recorded as translation gains and losses.

Cash and Cash Equivalents—The Company considers its holdings in short-term money market accounts and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Inventories—Inventories are generally carried at the lower of first-in, first-out cost or market. At year end, inventories consisted of:

	2003	2002
Raw Material	$ 4,594	$ 1,709
Work in Process	—	124
Finished Goods	35,198	32,262
Total	$39,792	$34,095

Long-Term Investments—In March 2000, the Company invested $12,869 in the common stock of Advantage Payroll Services, Inc. In August 2001 and July 2002, the Company invested an additional $17,652 and $5,421, respectively, in the common stock of Advantage Payroll Services, Inc. for a total investment of $35,942. In September 2002, Advantage merged with Paychex, Inc. The Company received a total of $47,366 in proceeds from the merger and recognized a gain of $11,424 in the year ended June 28, 2003.

Direct Mail Advertising—The Company expenses the production costs of advertising at the time the advertising is initiated, except for direct-response advertising, which is capitalized and amortized over its

(In thousands, except per share data)

expected period of future benefit; this period is not in excess of six months. Direct-response advertising consists primarily of product catalogs and associated mailing costs. As of June 28, 2003 and June 29, 2002, $8,084 and $7,356, respectively, were reported as direct advertising assets and included in direct mail advertising materials, net and prepaid expenses in the consolidated balance sheets. Advertising expense included in selling and advertising was $56,465 in 2003, $59,867 in 2002, and $61,081 in 2001.

Property and Equipment—Property and equipment are carried at cost. The Company capitalizes internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Depreciation is computed over the estimated useful lives (three to twenty years) of the assets using the straight-line method.

Leased Equipment Under Capital Leases—Equipment under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

Adoption of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets"—On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets.

As of July 1, 2001, the Company had identified those intangible assets that remain separable under the provisions of SFAS No. 141 and those that are to be included in goodwill. In applying SFAS No. 142, the Company completed the transitional intangible asset impairment test by determining the carrying amount of its various reporting units and comparing that with their fair value, determined by using a multiple of earnings before interest, taxes, depreciation and amortization. As a result, the Company recognized an impairment charge to write-off goodwill in the amount of $2,792 relating to its European business within its International business segment. The impairment loss is recognized in the consolidated statements of income under the caption "Effect of a Change in Accounting Principle". The Company completed the annual intangible asset impairment test as of April 26, 2003 using a discounted cash flows analysis and recognized an impairment charge to write-off goodwill and long-term contracts in the amounts of $9,624 and $3,625, respectively, relating to its Premiumwear business within its Apparel business segment. The impairment loss is recognized in the consolidated statements of income under "Operating Expenses". There was no impairment recognized in fiscal year 2002.

(In thousands, except per share data)

Had the provisions of SFAS Nos. 141 and 142 been applied for fiscal year 2001, the Company's net income and net income per share, calculated using the Company's annual estimated tax rate, would have been as follows:

	2001
Net income as reported	$18,743
Add: Goodwill amortization	2,209
Assembled workforce amortization	817
Tradename amortization	818
Less: Tax effect	(1,499)
Pro forma net income	$21,088
Per share amounts:	
Basic earnings per share as reported	$ 1.44
Effect of SFAS No. 141 and 142	$ .18
Pro forma basic earnings per share	$ 1.62
Diluted earnings per share as reported	$ 1.43
Effect of SFAS No. 141 and 142	$ .18
Pro forma diluted earnings per share	$ 1.61

Intangible Assets—Customer lists and other intangible assets are amortized using the straight-line method over their estimated lives. The ranges of estimated lives and accumulated amortization balances for each category of assets at June 28, 2003 and June 29, 2002 consist of the following:

		June 28, 2003		June 29, 2002	
Description	Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets with defined lives:					
Customer lists	2-18 years	$ 46,367	$42,336	$46,327	$36,562
Covenant not to compete	2-5 years	—	—	1,183	1,183
Debt issue costs	1-7 years	3,517	1,840	2,729	1,209
Long-term contracts	10-16 years	36,238	1,285	5,300	663
Bank referral agreements	20 years	7,400	1,881	7,400	1,511
Intangible assets with indefinite lives:					
Tradenames	—	32,839	2,727	32,800	2,727
Total intangible assets		$126,361	$50,069	$95,739	$43,855

(In thousands, except per share data)

Changes in the carrying amount of goodwill (net) for the fiscal year ended June 28, 2003, by segment are as follows:

	Direct Marketing-US	Direct and Distributor Sales	Apparel	Packaging and Display Products	International	Total
Balance June 29, 2002	$24,237	$ 7,501	$ 9,624	$23,246	$3,356	$67,964
Goodwill acquired	—	28,860	—	—	394	29,254
Impairment losses	—	—	(9,624)	—	—	(9,624)
Currency translation	—	—	—	—	407	407
Balance June 28, 2003	$24,237	$36,361	—	$23,246	$4,157	$88,001

Amortization of intangible assets for the years ended June 28, 2003 and June 29, 2002 was $7,397 and $8,542, respectively. Estimated amortization of intangible assets for fiscal years 2004, 2005, 2006, 2007 and 2008, without consideration of any other increases or decreases in the balance of the assets, is $8,442, $4,475, $4,290, $3,932 and $3,932, respectively.

Revenue Recognition—Revenue is recognized on product sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price and considers delivery to have occurred at the point of shipment. While the Company does provide its customers with a right of return, revenue is not deferred. Rather, a reserve for sales returns is provided in accordance with SFAS No. 48 based on significant historical experience.

Income Taxes—The provision for income taxes is determined based upon the Company's computed total income tax obligation for the year and the change in the Company's deferred tax balances from year to year. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Such deferred tax assets and liabilities are also adjusted to reflect changes in the U.S. and applicable foreign tax laws when enacted and changes in blended state tax rates. Future tax benefits are recognized to the extent realization of such benefit is more likely than not to occur.

Per Share Amounts—Basic earnings per share amounts are computed based upon the weighted average number of shares of common stock outstanding during each fiscal year less any contingently returnable shares. Diluted earnings per share amounts are computed by also giving consideration to potentially dilutive stock options outstanding and contingently returnable shares. For the years ended June 28, 2003, June 29, 2002 and June 30, 2001 approximately 743, 900 and 1,700, respectively, outstanding stock options are not included in the computation of earnings per share as they are anti-dilutive. A reconciliation of outstanding shares is shown on the statements of consolidated income.

Concentration of Credit Risk—The Company extends credit annually to approximately 1,700 geographically dispersed customers on an unsecured basis in the normal course of business. No individual industry or industry segment is significant to the Company's customer base. The Company has in place policies governing the extension of credit and collection of amounts due from customers.

(In thousands, except per share data)

Derivatives—In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted this Statement on July 1, 2001. Such adoption resulted in an initial credit of $391 (net of tax) to Accumulated Other Comprehensive Loss.

The Company is exposed to interest rate risk relating to its variable rate debt. As part of its overall strategy to manage the level of exposure to the risk of interest rate fluctuations, the Company uses interest rate swaps which qualify and are designated as cash flow hedges.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified cash flow exposure. The Company does not enter into derivative transactions that do not qualify as hedges.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

The Company may discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; or when the derivative is redesignated to no longer be a hedge instrument.

As discussed above, the Company designates certain derivatives as cash flow hedges. For all qualifying and highly effective cash flow hedges, the changes in the fair value of the derivative are recorded in Other Comprehensive Income ("OCI"). There can be, however, a portion of the hedge that is deemed "ineffective" and which can result in an adjustment to the Company's income statement. For the fiscal years ending June 28, 2003 and June 29, 2002, the Company recognized a credit of approximately $14 and $17, related to the ineffective portion of the Company's swaps. In fiscal year 2001, there were no amounts recognized in earnings related to the Company's swaps since the amount of the swaps ineffectiveness was insignificant.

Impairment of Long-Lived Assets—The Company evaluates the recoverability of goodwill and long-lived assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In fiscal year 2003, the Company recognized an impairment charge of $9,624 and $3,625, respectively, for the write-off of goodwill and long-term contracts as discussed above. In fiscal year 2002, the Company recognized an impairment charge to write-off goodwill in the amount of $2,792 relating to its European business within its International business segment as discussed above. In fiscal 2001, the Company recognized impairment charges included in general and administrative expense of $1,707 and $500, respectively, for the write-off of capitalized internal-use software related to an enterprise resource planning system the Company no longer plans to implement and its investment in WebNow, Inc.

Accounting for Stock-Based Compensation—SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs of

(In thousands, except per share data)

stock-based employee compensation is measured as the excess, if any, of the fair value of the stock at the date of the grant over the option exercise price and is charged to operations over the vesting period.

If the fair-value-based accounting method was utilized for stock-based compensation, the Company's pro forma net earnings would have been as follows:

	2003	2002	2001
Net income:			
As reported	$20,124	$22,460	$18,743
Deduct total stock-based compensation expense determined under the fair-value method for all awards, net of related tax effects	(1,022)	(1,310)	(2,436)
Pro forma	$19,102	$21,150	$16,307
Net income per basic share:			
As reported	$ 1.55	$ 1.77	$ 1.44
Pro forma	1.47	1.66	1.25
Net income per diluted share:			
As reported	$ 1.51	$ 1.73	$ 1.43
Pro forma	1.43	1.63	1.24

The fair value of each stock option granted in 2003, 2002 and 2001 under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used to value grants issued for each year:

	Weighted-Average Risk Free Rate	Average Expected Life	Volatility	Dividend Yield
2001	4.73%	5.1 years	33.98%	4.6%
2002	4.14%	5.1 years	33.65%	4.5%
2003	3.25%	5.2 years	34.15%	3.4%

The weighted-average fair values per share of stock options granted during 2003, 2002 and 2001 were $6.02, $4.12 and $4.11, respectively. It should be noted that the Black-Scholes option pricing model used in the calculation was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. Management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

New Accounting Pronouncements—In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Consensus No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Adoption of this Statement is required for exit activities initiated after December 31, 2002 (see note 3).

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair-value method of accounting for stock-based employee compensation be

(In thousands, except per share data)

displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amended certain provisions of SFAS 133 for decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," was issued. This statement establishes standards concerning the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise primarily effective for the Company on July 1, 2003. The Company is evaluating the effect of SFAS No. 150 on its consolidated financial statements but believes that it will not have a material impact.

In November 2002, FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial position or results of operations.

Reclassifications—Certain reclassifications have been made to the 2002 and 2001 financial statements to conform with the 2003 presentation.

2. Acquisitions

Fiscal 2001 Acquisition

In July 2000, the Company acquired all the outstanding shares of PremiumWear, Inc. The purchase price was $13.50 per share in cash and totaled approximately $38,976 (net of cash acquired) for the shares plus debt assumed of $3,856. The Company also incurred fees of approximately $602 in connection with the acquisition which are included in the purchase price above. The acquisition was accounted for using the purchase method of accounting. Accordingly, PremiumWear's results from operations are included in the accompanying financial statements from the date of acquisition. The purchase price, including acquisition costs, was allocated to the net tangible assets acquired based on the fair value of such assets and liabilities. The excess cost over fair value of the net tangible assets acquired was $16,013, of which $5,300 and $583 were allocated to long-term contracts and non-compete agreements, respectively, and the balance of $10,130 to goodwill. The long-term contracts and non-compete agreements are being amortized over their respective useful lives.

In connection with this transaction, a complaint entitled "Perry Ellis International, Inc. v. PremiumWear, Inc.", was filed. The Company was subsequently named a co-defendant. The amended complaint relates to a Right of First Refusal Agreement dated as of May 22, 1996 (the "RFR Agreement") between the plaintiff and PremiumWear, Inc., and to the Company's acquisition of all the outstanding shares of PremiumWear in July 2000. In the amended complaint, the plaintiff alleges breach of the RFR Agreement and breach of an implied

(In thousands, except per share data)

covenant of good faith and fair dealing against PremiumWear as a result of PremiumWear's alleged failure to notify the plaintiff of certain discussions between PremiumWear and the Company preceding the Company's agreement to purchase all of the outstanding shares of PremiumWear. The amended complaint also alleges that the Company tortiously interfered with the plaintiff's rights under the RFR Agreement by allegedly inducing PremiumWear to breach its obligations to the plaintiff under the RFR Agreement. The plaintiff is seeking damages in an unspecified amount, attorneys' fees, interest and costs. The Company believes the allegations in the amended complaint are without merit and intends to defend the lawsuit vigorously.

Fiscal 2003 Acquisitions

In March 2003, the Company acquired certain assets of the payroll division of Parkwood Computer Services, Inc. ("NEBS Payroll Service Limited") for approximately $1,200. The Company acquired NEBS Payroll Service Limited to provide economical full-service payroll services to Canadian small businesses. The acquisition was accounted for using the purchase method of accounting. Accordingly, NEBS Payroll Service Limited's results from operations are included in the accompanying financial statements from the date of acquisition. The purchase price, including acquisition costs, was allocated to the net tangible assets acquired based on the fair value of such assets. The excess cost over fair value of the net tangible assets acquired was $477, of which $44 and $39 were allocated to customer lists and tradenames, respectively, and the balance of $394 to goodwill. These allocations are subject to final valuations. The customer lists are being amortized over their respective useful lives.

In June 2003, the Company acquired all the outstanding shares of Safeguard Business Systems, Inc. ("SBS"). The purchase price totaled approximately $74,645 (net of cash acquired) for the shares. The purchase price is also subject to a post-closing working capital adjustment. The Company also incurred fees of approximately $1,230 in connection with the acquisition which are included in the purchase price above. The Company acquired SBS in order to expand their customer base in the small business market. The SBS distributor channel and product set were highly complementary to the Company's business model. The acquisition was accounted for using the purchase method of accounting. Accordingly, SBS's results from operations are included in the accompanying financial statements from the date of acquisition. The purchase price, including acquisition costs, was allocated to the net tangible assets acquired based on the fair value of such assets and liabilities. The excess cost over fair value of the net tangible assets acquired was $63,420, of which $34,560 was allocated to long-term contracts and the balance of $28,860 to goodwill. These allocations are still subject to final fixed and intangible asset valuations. The long-term contracts are being amortized over their estimated respective useful lives.

The cost to acquire NEBS Payroll Service Limited and SBS has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for NEBS Payroll Service Limited and SBS at the date of their acquisition:

	NEBS Payroll Service Limited	SBS	Total
Current assets	$ —	$ 28,320	$ 28,320
Deferred tax asset	—	1,533	1,533
Property and equipment	723	8,789	9,512
Intangible assets	83	34,560	34,643
Goodwill	394	28,860	29,254
Current liabilities	—	(27,417)	(27,417)
Total purchase price	$ 1,200	$ 74,645	$ 75,845

(In thousands, except per share data)

The following unaudited pro forma financial information reflects the consolidated results from operations of the Company for the years ended June 28, 2003, June 29, 2002 and June 30, 2001 as though the acquisitions described above had occurred on the first day of the respective fiscal year and for fiscal year 2001, the results are prior to the adoption of SFAS 141 and 142. The pro forma operating results are presented for comparative purposes only and do not purport to present the Company's actual operating results had the acquisitions been consummated on June 25, 2000 or results which may occur in the future:

	2003	2002	2001
Net sales	$696,505	$716,921	$751,483
Net income	20,215	26,003	23,188
Net income per diluted share	1.52	2.00	1.67

3. Restructuring

During fiscal year 2001, the Company undertook two distinct restructuring actions. The first resulted in a net restructuring charge of $4,523 in fiscal years 2002 and 2001 to provide for costs primarily associated with the Company's decision to more closely align its direct marketing and direct sales activities. As part of the restructuring program, the McBee US headquarters was relocated from Parsippany, New Jersey to the existing RapidForms facility in Thorofare, New Jersey. In addition, the McBee manufacturing plant in Damascus, Virginia was closed and a portion of leased warehousing space occupied by Chiswick in Sudbury, Massachusetts was vacated. In Canada, the McBee sales and marketing organizations were combined with NEBS Direct Marketing and are operating under the NEBS name. The second restructuring resulted in a net charge of $3,322 in fiscal years 2002 and 2001 to provide for costs associated with the Company's decision to eliminate excess capacity by closing a manufacturing facility in Ogden, Utah and a leased distribution facility in Sudbury, Massachusetts, along with other actions to reduce the workforce in various locations Approximately 315 employees were affected by these restructuring actions either through elimination of their positions or relocation. Pursuant to these plans, the following charges and payments have been recorded:

	Employee termination benefit costs	Facility closure costs	Total
Balance June 30, 2001	$ 3,248	$ 1,417	$ 4,665
Charge/(credit) for the period	(641)	1,341	700
Payments for the period	(2,441)	(1,269)	(3,710)
Balance June 29, 2002	166	1,489	1,655
Charge/(credit) for the period	—	(120)	(120)
Payments for the period	(104)	(858)	(962)
Balance June 28, 2003	$ 62	$ 511	$ 573

(In thousands, except per share data)

During fiscal year 2003, the Company implemented a workforce reduction in specific areas of the business, affecting approximately 44 employees. This action primarily included the closure of a sales office in Canada, as well as targeted reductions of staff in the Company's direct marketing operation in Groton as well as in Chiswick and PremiumWear. In addition, as part of the purchase accounting for the SBS acquisition and included in the allocation of the acquisition costs, a liability of $3,300 was recorded to cover the anticipated costs (primarily termination benefits) related to a plan to close redundant SBS manufacturing and warehouse facilities and to reduce manufacturing and administrative personnel. Pursuant to this plan, the following charges and payments have been recorded:

	Employee termination benefit costs	Facility closure costs	Total
Balance June 29, 2002	$ —	$—	$ —
Charge for the period	856	262	1,118
Restructuring costs related to SBS acquisition	3,000	300	3,300
Payments for the period	(250)	(14)	(264)
Balance June 28, 2003	$3,606	$548	$4,154

The activities related to all restructuring actions identified above are anticipated to be completed by the Company during fiscal year 2004 with the exception of lease payments, which may extend beyond this time frame.

4. Debt Obligations and Leases

The Company has maintained a committed credit facility up to $200,000 over the past four years (the "Credit Facility"). In March 2003, the Company and its lenders amended and restated the Credit Facility to extend the maturity date to February 2006. Under the Credit Facility, the Company has the option to borrow at the Eurodollar rate plus a spread or the agent bank's base lending rate prevailing from time to time. The effective interest rates as of June 28, 2003 and June 29, 2002 were 2.2% and 2.7%, respectively. The credit agreement contains various restrictive covenants which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated debt and fixed charge ratios. The Company is in compliance with these covenants. At June 28, 2003, $106,500 was outstanding under this arrangement. Debt issuance costs incurred in connection with this facility are amortized over the term of the agreement.

In November 2001, the Company entered into a $50,000 Note Purchase Agreement with The Prudential Insurance Company of America. The amortization of long-term debt under this agreement is $10,000 per year from November 2004 through November 2008. Under this agreement, the Company borrowed at the Eurodollar rate plus a spread for the first year, after which the interest rate became fixed at 7.23%. This agreement contains various restrictive covenants, which, among other things, require the Company to maintain certain minimum levels of consolidated net worth and specific consolidated debt and fixed charge ratios. The Company is in compliance with these covenants. At June 28, 2003, $50,000 was outstanding under this agreement. Debt issuance costs incurred in connection with this agreement are amortized over the term of the agreement.

(In thousands, except per share data)

The aggregate maturities of long-term debt for each of the five years subsequent to June 28, 2003, are as follows:

Fiscal Year Ended June	
2004	$ —
2005	10,000
2006	116,500
2007	10,000
2008	10,000
Thereafter	10,000
Total long-term debt	$156,500

The Company has $2,197 and $322 outstanding at June 28, 2003 under commercial and standby letters of credit, respectively.

The Company leases facilities and equipment under long-term leases with unrelated parties; several of these qualify as capitalized leases. The future minimum rental commitments for leases of certain facilities and equipment are as follows:

Fiscal Year Ended June	Operating Leases	Capitalized Leases
2004	$ 7,331	$ 830
2005	6,224	439
2006	3,877	101
2007	1,954	9
2008	1,104	—
Thereafter	111	—
Total minimum lease payments	$20,601	$1,379
Less amount representing interest		90
Present value of net minimum lease payments including current maturities of $764		$1,289

The Company's investment in equipment under capital leases (net) was $1,464 and $1,389 at 2003 and 2002, respectively.

Total rental expense was $5,504, $5,898 and $7,674 in 2003, 2002 and 2001, respectively. Included in those amounts were payments for properties leased from a former executive officer of $692, $783 and $1,174 in 2003, 2002 and 2001, respectively.

5. Financial Instruments

In order to minimize exposure to fluctuations with respect to foreign currency, the Company may enter into forward exchange rate contracts for the amount of the exposure. At June 28 2003, the Company had no outstanding forward currency contracts. Gains or losses on those previously closed have been immaterial.

In order to effectively fix the interest rate on a portion of the debt outstanding under the revolving credit agreement, the Company, as of June 28, 2003, had one interest rate swap agreement with one of the banks party

(In thousands, except per share data)

to the credit agreement. This swap agreement contains a notional principal amount and other terms (including rate of interest paid and received and maturity date) determined with respect to the Company's forecasts of future cash flows and borrowing requirements. At June 28, 2003, the notional principal amount outstanding under the interest rate swap agreement totaled $20,000. The agreement expires on June 8, 2004. Although the Company is exposed to credit and market risk in the event of future non-performance by the bank, management has no reason to believe that such an event will occur.

As of June 28, 2003 and June 29, 2002, the carrying value of all other financial instruments approximated fair value. Within the next twelve months approximately $772 of net losses are expected to be reclassified from accumulated other comprehensive income to net income. During fiscal year 2003, the Company terminated three other interest rate swaps at a pretax cost of $3,277 because these swaps were no longer needed to hedge the reduced level of the Company's floating rate debt. During the year ended June 28, 2003, the Company transferred credits of $2,713 from accumulated other comprehensive income to the statement of consolidated income for amounts related to cash flow hedges of $721 and terminated interest rate swaps of $1,992, net of tax.

6. Equity Transactions

The Company has issued a stock purchase right to stockholders for each outstanding share of common stock of the Company. Each right becomes exercisable upon the occurrence of certain events, as provided in the Rights Agreement, and entitles the registered holder to purchase from the Company a "Unit" consisting of one one-hundredth of a share of preferred stock at a purchase price of $75.00 per Unit, subject to adjustment to prevent dilution. In addition, upon the occurrence of certain events, the registered holder will thereafter have the right to receive, upon payment of the purchase price, additional shares of common stock and/or cash and/or other securities, as provided in the Rights Agreement. The rights will expire on October 20, 2004. The Company may redeem the rights at a price of $.01 per right. The Company also has authorized but not issued 1,000 shares of $1.00 par value preferred stock.

On October 23, 1998, the Company's Board of Directors authorized the repurchase of up to 2,000 additional shares of the Company's common stock over a two-year period, replacing an earlier authorization. As of October 20, 2000, the expiration of the 1998 authorization, 1,403 shares had been purchased at a cumulative cost of $33,718. On October 20, 2000, the Company's Board of Directors had authorized the repurchase of up to 2,000 shares, replacing the expiring 1998 authorization. The new authorization expires on October 31, 2003. As of June 28, 2003, 1,018 shares had been purchased under the October 2000, authorization at a cumulative cost of $17,041.

7. Stock Options And Awards

At the Company's October 1997 annual meeting, the stockholders approved the NEBS Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan (the "1997 Plan"). The 1997 Plan amended and restated certain provisions of the Company's 1990 plan and 1994 plan and incorporated the two plans into the 1997 Plan. Under the 1997 Plan, the Company was authorized to issue 1,300 shares of common stock pursuant to the granting of stock options or stock appreciation rights in addition to the shares remaining available for issuance under the 1990 and 1994 option plans (these plans had authorized the issuance of up to 1,200 and 1,000 shares, respectively).

In addition to shares issuable under these plans, the Company approved and adopted the NEBS 2000 Stock Option Plan for PremiumWear Employees (the "2000 Plan") and a Stock Option Agreement with Robert J. Murray dated February 2, 1996. Under the 2000 Plan and 1996 agreement, the Company granted options to purchase 105 and 250 shares, respectively, of the Company's common stock.

(In thousands, except per share data)

At the Company's October 2002 annual meeting, the stockholders approved the NEBS 2002 Equity Incentive Plan (the "2002 Plan"). The 2002 Plan amended and restated certain provisions of the Company's 1997 Plan and incorporated the plan into the 2002 Plan. Under the 2002 Plan, the Company was authorized to issue 1,000 shares of common stock pursuant to the granting of stock options, restricted stock or stock appreciation rights in addition to shares remaining available for issuance under the 1997 Plan.

Under the terms of the Company's stock option plans, options are granted to purchase stock at fair market value on the date of the option grant. Options granted have been exercisable in full in terms of up to ten years from the date of grant and the options expire no later than ten years from the date of grant. Generally, the options vest and become exercisable over a four year period. As of June 28, 2003, 3,164 shares of common stock are reserved for issuance under the Company's stock option plans, of which 2,185 are subject to outstanding options and 979 remain available for future option grants.

Options for 1,579, 1,396 and 1,464 shares were currently exercisable under all option arrangements at June 28, 2003, June 29, 2002 and June 30, 2001, respectively. There were no outstanding stock appreciation rights under any of the plans during 2003, 2002 or 2001.

A summary of activity under the Company's stock option plans during 2003, 2002, and 2001 follows:

	Number of Shares	Per Share Option Price	Weighted-Average Exercise Price
June 24, 2000	1,609	14.75 – 33.88	22.60
Granted	1,054	15.00 – 20.88	17.28
Exercised	(96)	14.75 – 19.75	15.27
Expired	(151)	15.00 – 30.00	19.77
June 30, 2001	2,416	14.75 – 33.88	20.75
Granted	301	17.50 – 17.89	17.88
Exercised	(343)	14.75 – 27.69	16.94
Expired	(173)	15.00 – 33.06	24.49
June 29, 2002	2,201	14.13 – 33.13	20.61
Granted	272	22.82 – 28.67	23.77
Exercised	(232)	15.00 – 22.85	16.84
Expired	(56)	15.00 – 31.13	16.68
June 28, 2003	2,185	13.88 – 33.13	21.55

The following table presents information with regard to all stock options outstanding at June 28, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$13.88 – 16.63	554	7.44	$16.23	426	$16.21
17.50 – 19.25	430	3.70	$18.48	379	$18.37
20.13 – 23.75	529	7.56	$21.67	178	$20.85
25.14 – 33.13	672	5.22	$27.82	596	$27.84
	2,185	6.45	$21.55	1,579	$21.64

(In thousands, except per share data)

At the Company's October 1994 annual meeting, the stockholders approved the New England Business Service, Inc. Stock Compensation Plan (the "Stock Compensation Plan"). Under the Stock Compensation Plan, up to 300 shares of common stock may be issued to the Company's directors and employees in lieu of cash compensation otherwise payable. At June 28, 2003, 197 shares remain reserved for issuance under the Stock Compensation Plan.

During fiscal years 2003 and 2001, the Company awarded restricted stock to several executive employees under the Stock Compensation Plan. For these awards, which vest over a period of three years, the fair market value of the shares is expensed over the vesting period. The unamortized portion of deferred compensation expense is recorded as a reduction of shareholder's equity. Recipients of all restricted shares have the right to vote such shares and receive dividends which are used to purchase additional restricted shares.

8. Benefit Plans

The Company sponsors several 401(k) plans covering substantially all of the Company's domestic employees. Contributions to the plans are made by way of participant salary deferrals and Company contributions. Company contributions include combinations of matching, fixed and discretionary contributions, subject to a maximum Company obligation ranging from 2% to 15% of an employee's eligible pay. The Company's aggregate contributions to the plans were $7,466 in fiscal 2003, $7,111 in fiscal 2002 and $7,123 in fiscal 2001.

SFAS No. 87, "Employers' Accounting for Pensions," requires the accrual of pension benefits during the years an employee provides service to the Company. The Company has a supplemental executive retirement plan which is currently unfunded. Executive employees are eligible to become members of the plan upon designation by the Board of Directors. Benefits under the plan are based on each participant's annual earnings and years of service. Provision for this benefit is charged to operations over the participant's term of employment.

(In thousands, except per share data)

The following table sets forth the plan's funded status and obligations as of June 28, 2003 and June 29, 2002:

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,835	$ 3,075
Service cost	201	296
Interest cost	311	241
Plan amendment	—	93
Benefit payments	(26)	—
Actuarial loss (excluding assumptions changes)	1,422	254
Actuarial loss/(gain) due to assumptions changes	353	(124)
Benefit obligation at end of year	$ 6,096	$ 3,835
Funded status:		
Accumulated benefit obligation ("ABO") in excess of plan assets	$ 6,096	$ 3,835
Unrecognized net loss	(3,015)	(1,477)
Unrecognized prior service cost	(689)	(689)
Net benefit liability	$ 2,392	$ 1,669
Amounts recognized in the consolidated balance sheets:		
Accrued benefit liability	$ 4,864	$ 2,896
Intangible asset	(689)	(689)
Accumulated other comprehensive income	(1,783)	(538)
Net amount recognized	$ 2,392	$ 1,669

The components of net periodic benefit cost for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Service cost	$201	$296	$185
Interest cost	311	241	119
Amortization of prior service cost	84	77	77
Recognized actuarial loss	153	139	5
Net periodic benefit cost	$749	$753	$386

For measurement purposes a 4.0% annual rate of increase in compensation cost was assumed in 2003 and 2002.

The weighted average discount rate used in determining the ABO was 6.75% and 7.50% in 2003 and 2002, respectively.

SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires the accrual of postretirement benefits other than pensions (such as health care benefits) during the years an employee provides service to the Company. The Company sponsors a defined benefit postretirement plan that provides health and dental care benefits for retired Company officers, health and insurance benefits for certain Safeguard Business Systems, Inc. retirees and health and insurance benefits for certain PremiumWear, Inc. retirees. The plans are contributory, and retirees' contributions are adjusted annually.

(In thousands, except per share data)

The following table sets forth the plans' funded status and obligations as of June 28, 2003 and June 29, 2002:

	2003	2002
Accumulated postretirement benefit obligation ("APBO"):		
Retirees	$2,065	$1,239
Eligible active plan participants	—	—
Other active plan participants	920	775
Total	2,985	2,014
Plan assets at fair value	—	—
Accumulated postretirement benefit obligation in excess of plan assets	2,985	2,014
Unrecognized net gain	6	218
Net postretirement liability (included in accrued employee benefit expense)	$2,991	$2,232

The components of net periodic postretirement benefits cost for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Service cost	$ 60	$ 59	$ 71
Interest on accumulated postretirement benefit obligation	148	138	62
Amortization of gain	(11)	(14)	(41)
Net periodic postretirement cost	$197	$183	$ 92

For measurement purposes, a 10.0% annual rate of increase in the cost of providing medical benefits was assumed in 2003 with a reduction to a trend rate of 6% for fiscal 2006 and beyond.

The weighted average discount rate used in determining the APBO was 6.75% and 7.50% in 2003 and 2002, respectively.

The health care cost trend has an effect on the amounts reported. An increase of 1% in the rate of increase would have had an effect of increasing the APBO by $350 and the net periodic postretirement benefits cost by $24.

9. Income Taxes

The components of income before income taxes were as follows:

	2003	2002	2001
United States	$37,577	$38,801	$30,312
Foreign	1,366	2,193	414
Total	$38,943	$40,994	$30,726

(In thousands, except per share data)

Provisions for income taxes under SFAS No. 109 in 2003, 2002 and 2001 consist of:

	2003	2002	2001
Currently payable:			
Federal	$14,852	$10,227	$10,884
State	3,391	639	726
Foreign	470	1,030	405
Total	18,713	11,896	12,015
Deferred	106	3,846	(32)
Total	$18,819	$15,742	$11,983

The tax effects of significant items comprising the Company's net deferred tax assets as of June 28, 2003 and June 29, 2002 are as follows:

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets:				
Accrued vacation	$ 1,686		$ 1,191	
Allowance for doubtful accounts	1,892		1,804	
Accrued expenses	2,317		1,585	
Sales returns and allowances	372		284	
Inventory	2,912		2,278	
Employee benefit reserves	3,701		3,245	
Other comprehensive income	1,059		2,694	
Intangible assets and goodwill	—	$ 11,652	—	$10,674
Property and equipment	—	4,309	—	3,021
Net operating loss carryforward	—	3,411	—	4,134
Business tax credit carryforward	—	641	—	607
Other	102	715	159	498
Deferred tax liabilities:				
Amortization	—	(9,901)	—	(7,424)
Depreciation	—	(10,982)	—	(9,981)
Deferred mail advertising	(1,274)	—	(1,306)	—
Other	(472)	(494)	(1,915)	(353)
Net deferred tax assets/(liabilities)	$12,295	$ (649)	$10,019	$ 1,176

Current and non-current amounts have been further segregated on the balance sheet due to the effect of different tax jurisdictions.

As a result of the PremiumWear, Inc. acquisition, the Company has a net operating loss carryforward for regular federal tax purposes of approximately $9,162, which will begin to expire in 2005. The utilization of these losses is subject to an annual limitation as set forth in IRC 382. The maximum amount of net operating losses that may be utilized by the Company in any period is limited to $2,175 per year. The Company believes that its future taxable income will be sufficient for full realization of this carryforward.

(In thousands, except per share data)

A reconciliation of the provisions for income taxes to the U.S. Federal income tax statutory rates follows:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes (less federal tax benefits)	4.5	3.3	2.3
Goodwill impairment	8.6	—	—
Other—net	.2	.1	1.7
Effective tax rate	48.3%	38.4%	39.0%

10. Segment Information

The Company has identified five reportable segments. The first segment is "Direct Marketing-US" and represents those business operations that sell principally printed products such as checks and business forms to small businesses through direct marketing in the United States. The second segment, "Direct and Distributor Sales", also sells primarily checks and business forms to small businesses; however, they sell through a direct sales force to the customer and through local, dedicated and independent distributors in the United States and Canada. The third segment, "Apparel", utilizes independent sales representatives to market its specialty apparel products and to solicit orders from customers in the promotional products/advertising specialty industry. "Packaging and Display Products", the fourth segment, primarily resells packaging and shipping supplies and retail signage marketed through a combination of direct marketing and direct selling efforts. The fifth segment, "International", sells principally printed products such as checks and business forms to small businesses in Europe and Canada through direct marketing, independent distributors or by directly selling to the customer.

The Company evaluates segment performance and allocates resources based on a profit from operations measure. This measure is similar to income from operations as reported on the statements of consolidated income in that it excludes interest and other income and expense. This measure, however, also excludes certain items that are reported within income from operations. These include management incentive compensation, amortization, integration charges, restructuring charges, impairment charges and corporate expenses. The chief operating decision-maker, in assessing segment results, does not consider these items. In order to reconcile the segment numbers to the Company's income before income taxes, adjustments representing the items listed above totaling $36,595, $35,556 and $48,419 for the years ended June 28, 2003, June 29, 2002 and June 30, 2001, respectively, need to be made to the reported segment results.

(In thousands, except per share data)

Net sales and profit from operations for each of the Company's business segments are set forth below:

	Direct Marketing-US	Direct and Distributor Sales	Apparel	Packaging and Display Products	International	Total
2003						
Net sales	$269,019	$121,618	$40,385	$80,251	$39,915	$551,188
Profit from operations	60,931	11,989	(2,357)	2,549	2,426	75,538
Adjustments listed above						(36,595)
Income before income taxes						38,943
2002						
Net sales	$282,595	$105,958	$50,592	$78,907	$39,487	$557,539
Profit from operations	63,009	9,210	(1,205)	2,441	3,095	76,550
Adjustments listed above						(35,556)
Income before income taxes						40,994
2001						
Net sales	299,919	103,817	56,853	84,355	41,147	586,091
Profit from operations	64,477	6,961	2,677	2,994	2,036	79,145
Adjustments listed above						(48,419)
Income before income taxes						30,726

11. Litigation

See note 2 for a description of certain litigation arising from the Company's acquisition of all the outstanding shares of PremiumWear, Inc.

On July 24, 2002, a class action lawsuit entitled "OLDAPG, Inc. v. New England Business Service, Inc." was filed in the Court of Common Pleas of the Ninth Judicial Circuit in and for Charleston County, South Carolina. The named plaintiff in the lawsuit seeks to represent a class consisting of all persons who allegedly received facsimiles containing unsolicited advertising from the Company in violation of the Telephone Consumer Protection Act of 1991 (the "TCPA"). The plaintiff is seeking statutory damages in the amount of $500.00 per individual violation, which amount can be trebled to $1,500.00 for each violation found to have been "willful and knowing". The litigation has been settled by agreement between the parties, subject to approval by the Court, on terms which the Company believes will not be material to its financial condition and results of operations.

The Company is also involved in a number of other legal matters related to the business and in the opinion of management the outcome of these matters will not have a material effect on the Company's consolidated financial position or results of operations.

12. Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss is set forth below:

	Balance June 28, 2003	Balance June 29, 2002
Unrealized losses on investments, net of tax	$ (15)	$ (292)
Foreign currency translation adjustments, net	(1,073)	(3,618)
Pension adjustments, net of tax	(1,055)	(305)
Unrealized losses on derivatives held for hedging purposes, net of tax	(483)	(3,196)
Total	$(2,626)	$(7,411)

13. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2003					
Net sales	$128,851	$152,599	$127,267	$142,471	$551,188
Gross profit	74,572	89,461	72,502	80,602	317,137
Income before income taxes	11,322	20,738	10,030	(3,147)	38,943
Net income	6,974	12,921	5,886	(5,657)	20,124
Diluted earnings per share	$ .52	$ .97	$ .44	$ (.42)	$ 1.51
Dividends per share	$ .20	$ .20	$ .20	$ .20	$ .80
2002					
Net sales	$133,515	$157,532	$132,879	$133,613	$557,539
Gross profit	75,378	89,913	74,325	75,876	315,492
Income before income taxes	7,542	15,178	7,541	10,733	40,994
Net income	1,854	9,349	4,646	6,611	22,460
Diluted earnings per share	$ .15	$ .73	$ .35	$ .49	$ 1.73
Dividends per share	$ .20	$ .20	$ .20	$ .20	$ .80

As discussed in note 1, during the fourth quarter of fiscal year 2003, the Company recognized an impairment charge to write-off goodwill and long-term contracts in the amount of $13,249.

14. Subsequent Event

In July 2003, the Company announced a restructuring plan associated with its acquisition of SBS. The Company expects to incur pretax costs of approximately $5,000 in fiscal year 2004 to provide for costs associated with the Company's decision to eliminate excess capacity by closing a manufacturing facility in Peterborough, NH. Approximately 250 employees will be affected by this restructuring action either through elimination of their positions or relocation.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of New England Business Service, Inc.:

We have audited the accompanying consolidated balance sheets of New England Business Service, Inc. and subsidiaries as of June 28, 2003 and June 29, 2002 and the related statements of consolidated income, consolidated stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 28, 2003. Our audits also included the financial statement schedule listed under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New England Business Service, Inc. and subsidiaries as of June 28, 2003 and June 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets to conform to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets".

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
July 28, 2003

SCHEDULE II

NEW ENGLAND BUSINESS SERVICE, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
(in thousands of dollars)

	Balance at Beginning Period	Additions		Deductions from Reserves(2)	Balance at End of Period
		Charged to Income	Other		
Reserves deducted from assets to which they apply:					
For doubtful accounts receivable:					
Year ended June 30, 2001	$5,037	$4,659	$ 422(1)	$4,774	$5,344
Year ended June 29, 2002	5,344	4,865	0	5,068	5,141
Year ended June 28, 2003	5,141	5,406	188(1)	5,099	5,636
For inventory obsolescence:					
Year ended June 30, 2001	2,514	8,736	1,700(1)	7,355	5,595
Year ended June 29, 2002	5,595	6,749	0	6,711	5,633
Year ended June 28, 2003	5,633	3,832	381(1)	1,841	8,005
Reserves included in liabilities:					
For sales returns and allowances:					
Year ended June 30, 2001	1,059	1,021	80(1)	1,059	1,101
Year ended June 29, 2002	1,101	787	0	1,101	787
Year ended June 28, 2003	787	993	126(1)	787	1,119

(1) Acquired in acquisitions.

(2) Accounts written off.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of May 26, 2000, by and among the Company, Penguin Sub, Inc. and PremiumWear, Inc. (Incorporated by reference to Exhibit (d)(1) to the Company's Schedule TO dated June 9, 2000.)
2.2.1	Merger Agreement, dated as of April 23, 2003, by and among the Company, Centurion Sub, Inc. and Safeguard Business Systems, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated June 2, 2003.)
2.2.2	Payment and Escrow Agreement, dated as of June 2, 2003 by and among the Company, Joann McNiff, as Representative, and SunTrust Bank. (Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated June 2, 2003.)
3.1.1	Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 7(a) to the Company's Current Report on Form 8-K dated October 31, 1986.)
3.1.2	Certificate of Merger of New England Business Service, Inc. (a Massachusetts corporation) and the Company, dated October 24, 1986 amending the Certificate of Incorporation of the Company by adding Articles 14 and 15 thereto. (Incorporated by reference to Exhibit 7(a) to the Company's Current Report on Form 8-K dated October 31, 1986.)
3.1.3	Certificate of Designations, Preferences and Rights of Series A Participating Preferred Stock of the Company, dated October 27, 1989. (Incorporated by reference to Exhibit (3)(c) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.)
3.2	By-Laws of the Company, as amended through July 29, 2003; filed herewith.
4.1	Specimen stock certificate for shares of Common Stock, par value $1.00 per share. (Incorporated by reference to Exhibit (4)(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.)
4.2	Amended and Restated Rights Agreement, dated as of October 27, 1989 as amended as of October 20, 1994 (the "Rights Agreement"), between the Company and Fleet National Bank (formerly known as BankBoston, N.A.), as rights agent, including as Exhibit B the forms of Rights Certificate and Election to Exercise. (Incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K dated October 20,1994.)
10.1.1	Second Amended and Restated Revolving Credit Agreement dated as of July 13, 2001 by and among the Company, Fleet National Bank, and certain other financial institutions. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.1.2	First Amendment to Second Amended and Restated Revolving Credit Agreement dated as of October 24, 2001 by and between the Company, Fleet National Bank, and certain other financial institutions. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001.)
10.1.3	Second Amendment to Second Amended and Restated Revolving Credit Agreement dated as of April 26, 2002 by and among the Company, Fleet National Bank, and certain other financial institutions. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002.)
10.1.4	Third Amendment to Second Amended and Restated Revolving Credit Agreement dated as of March 13, 2003 by and between the Company, Fleet National Bank, and certain other financial institutions. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)
10.1.5	Fourth Amendment to Second Amended and Restated Revolving Credit Agreement dated as of April 18, 2003 by and among the Company, Fleet National Bank, and certain other financial institutions. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)

Exhibit Number	Description
10.1.6	Fifth Amendment to Second Amended and Restated Revolving Credit Agreement dated as of July 21, 2003 by and among the Company, Fleet National Bank, and certain other financial institutions; filed herewith.
10.2	Note Purchase Agreement dated as of November 9, 2001 by and between the Company and The Prudential Insurance Company of America. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001.)
10.3.1	Lease Agreement dated as of March 31, 1997, relating to 33 Union Avenue, Sudbury, Massachusetts ("33 Union Avenue Lease"). (Incorporated by reference to Exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.3.2	Amendment No. 1 to 33 Union Avenue Lease dated as of January 28, 1998. (Incorporated by reference to Exhibit 10.3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.3.3	Assignment and Assumption Agreement as of September 27, 1999 relating to 33 Union Avenue Lease. (Incorporated by reference to Exhibit 10.3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.4	Lease Agreement dated as of June 3, 1998, relating to 1055 East State Street, Athens, Ohio. (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.5*	NEBS 2002 Equity Incentive Plan (including amendment and restatement of the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan and the NEBS 1994 and 1997 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plans). (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003.)
10.6*	Stock Option Agreement dated February 2, 1996 between the Company and Robert J. Murray. (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1998.)
10.7*	NEBS Deferred Compensation Plan for Outside Directors. (Incorporated by reference to Exhibit (10)(d) to the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 1982.)
10.8.1*	New England Business Service, Inc. Deferred Compensation Plan dated June 25, 1994. (Incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.)
10.8.2*	New England Business Service, Inc. Deferred Compensation Plan Trust Agreement dated August 29, 2002. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)
10.9*	New England Business Service, Inc. Supplemental Executive Retirement Plan, effective January 4, 1999, as amended and restated effective April 25, 2003 (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)
10.10*	New England Business Service, Inc. Stock Compensation Plan dated July 25, 1994, amended through October 23, 1998. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998.)
10.11*	Executive Bonus Plan for 2004; filed herewith.
10.12.1*	Change in Control Severance Agreement dated August 2, 2001 between the Company and Robert J. Murray. (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.12.2*	First Amendment to Change in Control and Severance Agreement dated May 5, 2003 between the Company and Robert J. Murray. (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)

Exhibit Number	Description
10.13.1*	Form of Change in Control Severance Agreement between the Company and certain executive officers of the Company. (Incorporated by reference to Exhibit 10.15.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.)
10.13.2*	Form of First Amendment to Change in Control and Severance Agreement dated May 5, 2003 between the Company and certain executive officers of the Company. (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003.)
10.13.3*	List of executive officers of the Company who have entered into Change in Control Severance Agreements and the dates thereof; filed herewith.
10.14*	NEBS 2000 Stock Option Plan for PremiumWear Employees dated July 14, 2000. (Incorporated by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 (File No. 333-43028), filed on August 4, 2000).
10.15*	Form of Promissory Note dated June 22, 2001 between the Company and Richard T. Riley (Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002.)
10.16*	Letter Agreement dated May 9, 2003 between the Company and George P. Allman; filed herewith.
10.17*	Letter Agreement dated July 29, 2003 between the Company and Robert J. Murray; filed herewith.
21	List of Subsidiaries.
23	Independent Auditors Consent—Deloitte & Touche LLP.
24	Power of Attorney (included in the signature page of this Annual Report on Form 10-K).
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) (Principal Executive Officer).
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) (Principal Financial Officer).
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Principal Executive Officer and Principal Financial Officer).

* Identifies a management contract or compensatory plan or arrangement in which an executive officer or director of the Company participates.

Corporate and Shareholder Information

Corporate Office

New England Business Service, Inc.
500 Main Street
Groton, Massachusetts 01471
Phone: 978-448-6111

www.nebs.com

Major Facilities

United States

Flagstaff, Arizona
City of Commerce, California
Santa Fe Springs, California
Lithia Springs, Georgia
Tucker, Georgia
Groton, Massachusetts
Sudbury, Massachusetts
Townsend, Massachusetts
Minnetonka, Minnesota
Maryville, Missouri
Peterborough, New Hampshire
Thorofare, New Jersey
Athens, Ohio
Fort Washington, Pennsylvania
Harleysville, Pennsylvania
Lansdale, Pennsylvania
North Wales, Pennsylvania
Clarksville, Tennessee
Dallas, Texas

Canada

Brampton, Ontario
Midland, Ontario

United Kingdom

Chester, England

France

Chateau–Renault, France

Annual Meeting

The annual meeting of stockholders will be held on Friday, October 24, 2003 at 10:00 a.m. at the Company's offices in Groton, Massachusetts.

Annual Report on Form 10-K

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is attached herein as the Company's Annual Report to Stockholders. It does not include the exhibits filed with the Securities and Exchange Commission. You may request copies of these exhibits by contacting us at:

Investor Relations Department
New England Business Service, Inc.
500 Main Street
Groton, Massachusetts 01471
Phone: 978-448-6111
www.investorrelations@nebs.com

Transfer Agent and Registrar

Equiserve Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Phone: 781-575-3400
Toll Free: 800-736-3001
Fax: 781-828-8813
www.equiserve.com

Auditors

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

InvestLink℠

InvestLink℠ is a direct stock purchase program designed to promote long-term ownership among investors who are committed to building their New England Business Service, Inc. share ownership over time. You may request an enrollment application and a brochure from:

Equiserve Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Phone: 781-575-3400
Toll Free: 800-736-3001
Fax: 781-828-8813
www.equiserve.com

New England Business Service, Inc.
500 Main Street
Groton, MA 01471

www.nebs.com

0626-AR-03